SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            PRECISION STANDARD, INC.
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                   740327 20 0
                                 (CUSIP Number)

                            Emanuel S. Cherney, Esq.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 7, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No.  740327 20 0                                       Page 2 of 23 Pages
                                                               --      ---
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1   TCO/PSI, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7       SOLE VOTING POWER
   BENEFICIALLY                   1,026,908
  OWNED BY EACH
 REPORTING PERSON         8       SHARED VOTING POWER
       WITH                       2,026,908
                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                  1,026,908
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  1,026,908
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,026,908
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       51%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  740327 20 0                                       Page 3 of 23 Pages
                                                               --      ---
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1   Tennenbaum & Co., LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7       SOLE VOTING POWER
   BENEFICIALLY                   0
  OWNED BY EACH
 REPORTING PERSON         8       SHARED VOTING POWER
       WITH                       2,026,908
                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                  335,000
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  1,361,908
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,026,908
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       51%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  740327 20 0                                        Page 4 of 23 Pages
                                                                  --    ---
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1   Special Value Bond Fund, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7       SOLE VOTING POWER
   BENEFICIALLY                   0
  OWNED BY EACH
 REPORTING PERSON         8       SHARED VOTING POWER
       WITH                       250,000
                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                  250,000
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       250,000
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.3%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  740327 20 0                                        Page 5 of 23 Pages
                                                                  --    ---
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1   SVIM/MSM, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7       SOLE VOTING POWER
   BENEFICIALLY                   0
  OWNED BY EACH
 REPORTING PERSON         8       SHARED VOTING POWER
       WITH                       250,000
                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                  250,000
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       250,000
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.3%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  740327 20 0                                       Page 6 of 23 Pages
                                                                 --   ---
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1   Special Value Investment Management, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7       SOLE VOTING POWER
   BENEFICIALLY                   0
  OWNED BY EACH
 REPORTING PERSON         8       SHARED VOTING POWER
       WITH                       250,000
                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                  250,000
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       250,000
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.3%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  740327 20 0                                       Page 7 of 23 Pages
                                                                 --   ---
-------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1   TMCT Ventures, L.P.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7       SOLE VOTING POWER
   BENEFICIALLY                   0
  OWNED BY EACH
 REPORTING PERSON         8       SHARED VOTING POWER
       WITH                       300,000
                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                  300,000
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       300,000
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.5%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  740327 20 0                                       Page 8 of 23 Pages
                                                                 --   ---
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1   Massachusetts Mutual Life Insurance Company
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Commonwealth of Massachusetts, U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7       SOLE VOTING POWER
   BENEFICIALLY                   0
  OWNED BY EACH
 REPORTING PERSON         8       SHARED VOTING POWER
       WITH                       300,000
                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                  150,000
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       300,000
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.5%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       IC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  740327 20 0                                        Page 9 of 23 Pages
                                                                  --   ---
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1   MassMutual High Yield Partners II, LLC
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware, U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7       SOLE VOTING POWER
   BENEFICIALLY                   0
  OWNED BY EACH
 REPORTING PERSON         8       SHARED VOTING POWER
       WITH                       300,000
                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                  150,000
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       300,000
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.5%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No.  740327 20 0                                       Page 10 of 23 Pages
                                                                 ---   ---
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1   Michael E. Tennenbaum
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
 NUMBER OF SHARES         7       SOLE VOTING POWER
   BENEFICIALLY                   0
  OWNED BY EACH
 REPORTING PERSON         8       SHARED VOTING POWER
       WITH                       2,026,908
                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                  335,000
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                  1,361,908
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,026,908
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                   [ ]
--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       51%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

                  The securities to which this Statement on Schedule 13D relates are the Common Stock, $.0001 par value per share (ACommon Stock@) of Precision Standard, Inc. (the ACompany@). The principal executive office of the Company is located at 12000 East 47th Avenue, Suite 400, Denver, Colorado 80237.

Item 2.           Identity and Background.

                  (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by TCO/PSI, LLC, a Delaware limited liability company ("ATCO/PSI"), Tennenbaum & Co., LLC, a Delaware limited liability company ("Tennenbaum LLC"), Special Value Bond Fund, LLC, a Delaware limited liability company ("Special Value"), SVIM/MSM, LLC, a Delaware limited liability company ("SVIM/MSM"), Special Value Investment Management, LLC, a Delaware limited liability company ("SVIM"), TMCT Ventures, L.P., a Delaware limited partnership ("TMCT"), Massachusetts Mutual Life Insurance Company, a Commonwealth of Massachusetts insurance company ("Massachusetts Mutual Life"), MassMutual High Yield Partners II, LLC, a Delaware limited liability company ("MassMutual High Yield") and Mr. Michael E. Tennenbaum ("Mr. Tennenbaum"), the managing member of Tennenbaum LLC. TCO/PSI, Tennenbaum LLC, Special Value, SVIM/MSM, SVIM, TMCT, Massachusetts Mutual Life, MassMutual High Yield and Mr. Tennenbaum (together, the "Reporting Persons") are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

         TCO/PSI is a limited liability company of which Tennenbaum LLC and Mr. Matthew Gold ("Mr. Gold") are managing members. The principal business of TCO/PSI is owning, holding, voting and seeking to maximize the value of the Common Stock. Its principal office is located at 12000 East 47th Avenue, Suite 400, Denver, Colorado 80237.

         Tennenbaum LLC is a private investment firm of which Mr. Tennenbaum is the managing member. The principal business of Tennenbaum LLC is making investments and managing assets. Its principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90036.

         Special Value is a fund which Tennenbaum LLC manages. The principal business of Special Value is making investments and managing assets. Its principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90036. The managing member of Special Value is SVIM/MSM. The investment advisor to Special Value is SVIM. The managing member of each of SVIM/MSM and SVIM is Tennenbaum LLC.

         TMCT is a private equity investment fund. Its offices are located at 220 West 1st Street, 6th Floor, Los Angeles, California 90012.

         Massachusetts Mutual Life provides investment advice to MassMutual High Yield. Its offices are located at 1295 State Street, Springfield, Massachusetts 01111-0001.

                              Page 11 of 23 Pages

         MassMutual High Yield is a private investment fund which invests in high yield securities, syndicated bank loans and other investments. Its offices are located at 1295 State Street, Springfield, Massachusetts 01111-0001.

         Mr. Tennenbaum is the managing member of Tennenbaum LLC. His business address is 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90036. Mr. Tennenbaum=s principal occupation is serving as managing member of Tennenbaum LLC. Mr. Tennenbaum is a citizen of the United States of America.

         (d) and (e). No Reporting Person, nor to the best knowledge of each Reporting Person, any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  On September 7, 1999, Mr. Gold and TMG Fund LLP, a Colorado limited liability partnership that is wholly owned by Mr. Gold, sold 800,000 shares and 200,000 shares, respectively, of Common Stock to Tennenbaum LLC, Massachusetts Mutual Life, MassMutual High Yield, TMCT, Special Value, and certain other investors. This sale was pursuant to a Stock Purchase Agreement dated the same date (the "Stock Purchase Agreement"). The purchase price for these shares was $10,000,000 (or $10 per share). The purchases were consummated using personal funds and working capital of the respective Reporting Persons.

Item 4.           Purposes of Transaction

                  The Reporting Persons acquired the Common Stock for investment purposes. They intend to monitor and evaluate the investment on a continuing basis. Except as set forth herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

                  Also on September 7, 1999, in related transactions, (1) Mr. Gold, Tennenbaum LLC and certain other persons formed TCO/PSI of which Mr. Gold and Tennenbaum LLC are managing members and (2) Mr. Gold contributed 1,026,908 shares of Common Stock to TCO/PSI pursuant to the Limited Liability Company Agreement of TCO/PSI dated the same date (the "TCO/PSI Agreement"). The TCO/PSI Agreement provides that (i) TCO/PSI shall vote the contributed shares for the election of a slate of directors of the Company consisting of two Tennenbaum LLC nominees, two Gold nominees, and such other nominees as Mr. Gold and Tennenbaum LLC select, and (ii) TCO/PSI shall vote the contributed shares in favor of any matter recommended by a majority of the Company=s board of directors, on condition that all of the Tennenbaum LLC and Gold nominees were then serving and voted or abstained from voting. In the event that a matter is submitted for

                              Page 12 of 24 Pages
stockholder approval without a recommendation from the Company=s board of directors, TCO/PSI shall vote the contributed shares as directed by Mr. Gold and Tennenbaum LLC, or, if Mr. Gold and Tennenbaum LLC do not agree as to how the contributed shares should be voted on that matter, TCO/PSI shall vote 50% of the contributed shares as directed by Mr. Gold and the other 50% as directed by Tennenbaum LLC.

                  In connection with these transactions, Mr. Tennenbaum and Mr. Mark K. Holdsworth, a principal of Tennenbaum LLC, were appointed to the Company's board of directors, with Mr. Tennenbaum being named Chairman of the Board, and two members of the Company=s board of directors resigned.

                  The buyers under the Stock Purchase Agreement granted TCO/PSI proxies to vote the shares purchased pursuant thereto in the same manner as the shares of Common Stock owned by TCO/PSI are voted pursuant to the TCO/PSI Agreement. The respective proxies terminate, with respect to each purchased share, on the earliest to occur of (1) the sale or other transfer of that share,
(2) termination of the TCO/PSI Agreement, or (3) the annual meeting of stockholders of the Company held in calendar year 2000.

Item 5.           Interest in Securities of the Issuer

                  (a) - (b) The following table sets forth the aggregate number and percentage of Common Stock of the Company beneficially owned by each Reporting Person. The percentages of Common Stock were calculated based on the 3,978,137 shares reported to be outstanding on August 16, 1999 in the Company=s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999. Except as noted below, each Reporting Person has sole voting and dispositive power with respect to the shares indicated.

--------------------------------------------------------------------------------
                                        Number of Shares
 Stockholder                            Beneficially Owned           Percentage
 -----------                            ------------------           ----------
--------------------------------------------------------------------------------
TCO/PSI, LLC                               2,026,908(1)                  51%
--------------------------------------------------------------------------------
Tennenbaum & Co., LLC                      2,206,908(2)                  51%
--------------------------------------------------------------------------------
Special Value Bond Fund, LLC                 250,000                    6.3%
--------------------------------------------------------------------------------
SVIM/MSM, LLC                                250,000                    6.3%
--------------------------------------------------------------------------------
Special Value Investment Management, LLC     250,000                    6.3%
--------------------------------------------------------------------------------
TMCT Ventures, L.P.                          300,000                    7.5%
--------------------------------------------------------------------------------
Massachusetts Mutual Life Insurance          300,000(3)                 7.5%
Company
--------------------------------------------------------------------------------
MassMutual High Yield Partners II, LLC       300,000(3)                 7.5%
--------------------------------------------------------------------------------

                              Page 13 of 23 Pages

--------------------------------------------------------------------------------
Michael E. Tennenbaum                      2,026,908(4)                  51%
--------------------------------------------------------------------------------

(1) Includes 1,000,000 shares of Common Stock reported separately herein as owned by certain of the Reporting Persons who granted TCO/PSI proxies to vote such shares. Accordingly, TCO/PSI shares voting power and disclaims beneficial ownership of such shares. See Items 3 and 4 for a full description of the purchasers and the proxy rights relating thereto.

(2) Includes shares of Common Stock reported separately herein as owned by TCO/PSI (1,026,908), Special Value (250,000) and certain of the other Reporting Persons who granted TCO/PSI proxies to vote their shares. Tennenbaum LLC shares voting and dispositive power over the shares of Common Stock held by TCO/PSI and Special Value. With respect to the shares of Common Stock held by certain other persons who granted TCO/PSI proxies to vote their shares, Tennenbaum LLC disclaims beneficial ownership of such shares. See Items 3 and 4 for a full description of the purchasers and the proxy rights relating thereto.

(3) Includes shares reported separately herein as owned by MassMutual High Yield as to which Massachusetts Mutual Life shares voting and dispositive power and disclaims beneficial ownership. Massachusetts Mutual Life provides investment advice to MassMutual High Yield.

(4) Includes shares owned by Tennenbaum LLC, Special Value, TCO/PSI and the proxies granted to TCO/PSI. Special Value is managed by Tennenbaum LLC and Tennenbaum LLC is a managing member of TCO/PSI. By reason of Mr. Tennenbaum=s position as the managing member of Tennenbaum LLC, he may be deemed to share voting and dispositive power over the shares held thereby.

         (c) Except as described herein, during the last 60 days none of the Reporting Persons has effected any transaction in the Common Stock.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

                  See Items 3 and 4 for a description of the Stock Purchase Agreement and the TCO/PSI Agreement. These agreements are attached as exhibits to this Schedule 13D and the descriptions in Items 3 and 4 are qualified in their entirety by reference to those exhibits.

                              Page 14 of 23 Pages

Item 7.  Material to be Filed as Exhibits

               Exhibit A      Joint Filing Agreement

               Exhibit B Stock Purchase Agreement by and among Tennenbaum & Co., LLC and the Other Parties listed under the heading "Buyer" on the signature pages thereto and Matthew L. Gold and the Other Parties listed under the heading "Seller" on the signature pages thereto dated September 7, 1999.

               Exhibit C      Limited Liability Company Agreement of TCO/PSI,
                              LLC dated September 7, 1999.

                              Page 15 of 23 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   September 16, 1999

                                  TCO/PSI, LLC


                                  By: /s/ Michael E. Tennenbaum
                                     -------------------------
                                        Michael E. Tennenbaum,
                                        its Managing Member

                                  TENNENBAUM & CO., LLC


                                  By: /s/ Michael E. Tennenbaum
                                     --------------------------
                                        Michael E. Tennenbaum,
                                        its Managing Member

                                  SPECIAL VALUE BOND FUND, LLC
                                  By:  SVIM/MSM, LLC, its Managing Member

                                       By: Tennenbaum & Co., LLC,
                                       its Managing Member

                                           By: /s/ Michael E. Tennenbaum
                                              --------------------------
                                              Michael E. Tennenbaum,
                                              its Managing Member

                                  SVIM/MSM LLC
                                  By: Tennenbaum & Co., LLC,
                                  its Managing Member

                                       By: /s/ Michael E. Tennenbaum
                                           ---------------------------
                                           Michael E. Tennenbaum,
                                           its Managing Member

                                  SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
                                  By: Tennenbaum & Co., LLC,
                                  its Managing Member

                                       By: /s/ Michael E. Tennenbaum
                                          --------------------------
                                          Michael E.  Tennenbaum,
                                          its Managing Member


                                   /s/ Michael E. Tennenbaum
                                   --------------------------
                                   MICHAEL E. TENNENBAUM

                              Page 16 of 23 Pages

                                   MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY



                                   By: /s/ Kathleen Lynch
                                      --------------------------
                                      Name: Kathleen Lynch
                                      Title: a Managing Director


                                   MASSMUTUAL HIGH YIELD PARTNERS II, LLC
                                   By:  HYP MANAGEMENT INC., as Managing Member



                                        By: /s/ Kathleen Lynch
                                           ---------------------
                                           Kathleen Lynch
                                           Vice President

                              Page 17 of 23 Pages

                                   TMCT VENTURES, L.P.
                                   By:  Rustic Canyon Partners, LLC,
                                        as General Partner



                                   By: /s/ Thomas Unterman
                                      ---------------------
                                      Thomas Unterman
                                      Managing Member

                              Page 18 of 23 Pages

                                Index to Exhibits

        Exhibit
        -------

           A.               Joint Filing Agreement


           B. Stock Purchase Agreement by and among Tennenbaum & Co., LLC and the Other Parties listed under the heading "Buyer" on the signature pages thereto and Matthew L. Gold and the Other Parties listed under the heading "Seller" on the signature pages thereto dated September 7, 1999.

           C. Limited Liability Company Agreement of TCO/PSI, LLC dated September 7, 1999.

                              Page 19 of 23 Pages

                                                                      Exhibit A

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $.0001 per share, of Precision Standard, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filing.

                  The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning the other parties, unless such party knows or has reason to believe that such information is inaccurate.

                  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

                  In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 16th day of September, 1999.


                                  TCO/PSI, LLC


                                  By: /s/ Michael E. Tennenbaum
                                     --------------------------
                                     Michael E. Tennenbaum,
                                     its Managing Member


                                  SPECIAL VALUE BOND FUND, LLC
                                  By:  SVIM/MSM, LLC, its Managing Member
                                         By: Tennenbaum & Co., LLC,
                                           its Managing Member

                                              By: /s/ Michael E. Tennenbaum
                                                 --------------------------
                                                 Michael E. Tennenbaum,
                                                 its Managing Member


                                  SVIM/MSM LLC

                                  By: Tennenbaum & Co., LLC,
                                      its Managing Member

                                      By: /s/ Michael E. Tennenbaum
                                         --------------------------
                                         Michael E. Tennenbaum,
                                         its Managing Member

                              Page 20 of 23 Pages

                                  SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
                                         By: Tennenbaum & Co., LLC,
                                           its Managing Member

                                           By: /s/ Michael E. Tennenbaum
                                              --------------------------
                                                Michael E. Tennenbaum,
                                                its Managing Member


                                  TENNENBAUM & CO., LLC

                                  By: /s/ Michael E. Tennenbaum
                                     ---------------------------
                                        Michael E. Tennenbaum,
                                        Its Managing Member


                                  /s/ Michael E. Tennenbaum
                                  --------------------------
                                  MICHAEL E. TENNENBAUM

                              Page 21 of 23 Pages

                                  MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY



                                  By: /s/ Kathleen Lynch
                                     -------------------------
                                     Kathleen Lynch
                                     a Managing Director


                                  MASSMUTUAL HIGH YIELD PARTNERS II, LLC
                                  By:  HYP MANAGEMENT INC., as Managing Member


                                  By: /s/ Kathleen Lynch
                                     --------------------
                                     Kathleen Lynch
                                     Vice President

                              Page 22 of 23 Pages

                                  TMCT VENTURES, L.P.
                                  By:  Rustic Canyon Partners, LLC, as
                                       General Partner



                                       By: /s/ Thomas Unterman
                                          ---------------------
                                          Thomas Unterman
                                          Managing Member

                              Page 23 of 23 Pages

                            STOCK PURCHASE AGREEMENT

                                  by and among

                              TENNENBAUM & CO., LLC

                                       and

                       THE OTHER PARTIES LISTED UNDER THE
                  HEADING "BUYER" ON THE SIGNATURE PAGES HERETO

                            collectively, as "Buyer"

                                       and


                                 MATTHEW L. GOLD

                                       and

                       THE OTHER PARTIES LISTED UNDER THE
                 HEADING "SELLER" ON THE SIGNATURE PAGES HERETO

                                   as "Seller"


                             Dated September 7, 1999

                            STOCK PURCHASE AGREEMENT

                                TABLE OF CONTENTS
                                                                           Page

ARTICLE I.  DEFINITIONS......................................................1

1.1. DEFINED TERMS...........................................................1
1.2. OTHER DEFINED TERMS.....................................................3

ARTICLE II.  PURCHASE AND SALE OF SHARES.....................................3

2.1. SALE OF SHARES..........................................................3
2.2. PURCHASE PRICE..........................................................3

ARTICLE III.  CLOSING........................................................4

3.1. CLOSING.................................................................4
3.2. CONVEYANCES AT CLOSING..................................................4

ARTICLE IV.  REPRESENTATIONS AND WARRANTIES OF SELLER........................5

4.1. MAKING OF REPRESENTATIONS AND WARRANTIES................................5
4.2. OWNERSHIP OF SHARES.....................................................5
4.3. ENFORCEABILITY; NO CONFLICT.............................................5
4.4. REPORTS AND FINANCIAL STATEMENTS........................................5
4.5. ABSENCE OF CERTAIN CHANGES..............................................6
4.6. FINDER'S FEE............................................................6
4.7. NO OTHER AGREEMENTS TO SELL THE SHARES..................................6
4.8. DISCLOSURE..............................................................6

ARTICLE V.  REPRESENTATIONS AND WARRANTIES OF BUYER..........................6

5.1. MAKING OF REPRESENTATIONS AND WARRANTIES................................6
5.2. ORGANIZATION OF BUYER...................................................7
5.3. AUTHORITY...............................................................7
5.4. FINDER'S FEE............................................................8
5.5. INVESTMENT..............................................................8
5.6. ACCREDITED INVESTOR STATUS..............................................8
5.7. RESTRICTED SECURITIES...................................................8

ARTICLE VI.  COVENANTS.......................................................8

6.1. FURTHER ASSURANCES......................................................8
6.2. YEAR 2000...............................................................9
6.3. RECORDS; TAX MATTERS....................................................9
6.4. SURVIVAL OF REPRESENTATIONS, ETC........................................9

ARTICLE VII.  INDEMNIFICATION................................................9

7.1. INDEMNIFICATION BY SELLER...............................................9
7.2. LIMITATIONS ON INDEMNIFICATION BY SELLER...............................10
7.3. INDEMNIFICATION BY BUYER...............................................10
7.4. LIMITATION ON INDEMNIFICATION BY BUYER.................................10

7.5. NOTICE; DEFENSE OF CLAIMS..............................................11

ARTICLE VIII.  MISCELLANEOUS................................................11

8.1. FEES AND EXPENSES......................................................11
8.2. GOVERNING LAW..........................................................11
8.3. NOTICES................................................................12
8.4. ENTIRE AGREEMENT.......................................................12
8.5. ASSIGNMENT.............................................................12
8.6. CAPTIONS AND GENDER....................................................13
8.7. EXECUTION IN COUNTERPARTS..............................................13
8.8. AMENDMENTS.............................................................13
8.9. PUBLICITY..............................................................13
8.10.ARBITRATION; ATTORNEYS' FEES...........................................13
8.11. SPECIFIC PERFORMANCE..................................................13

                            STOCK PURCHASE AGREEMENT

            This Stock Purchase Agreement, dated as of September 7, 1999 (the "Agreement"), is by and among Tennenbaum & Co., LLC, a Delaware limited liability company ("TCO"), and the other parties listed under the heading "Buyer" on the signature pages hereto (together with TCO, "Buyer"), and Matthew
L. Gold, an individual ("Gold"), and the other parties listed under the heading "Seller" on the signature pages hereto (together with Gold, "Seller").

                               W I T N E S S E T H

            WHEREAS, Seller owns 2,026,908 shares of common stock, par value $.0001 per share ("Common Stock"), of Precision Standard, Inc., a Colorado corporation (the "Company"), constituting approximately 51% of the outstanding capital stock of the Company;

            WHEREAS, Buyer desires to purchase from Seller 1,000,000 shares of Common Stock of the Company (the "Shares"), and Seller desires to sell to Buyer, the Shares, upon the terms and subject to the conditions of this Agreement; and

            WHEREAS, concurrently with the purchase and sale of the Shares, Seller will transfer the remaining 1,026,908 shares of Company Common Stock owned by Seller to a limited liability company of which TCO and Gold are members, to be voted and distributed in accordance with the terms of the LLC Agreement governing such limited liability company.

            NOW, THEREFORE, in consideration of the respective covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I.

                                   DEFINITIONS

      1.1. Defined Terms.

            As used herein, the terms below shall have the following meanings. Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

            "affiliate" shall have the meaning set forth in the Exchange Act and the rules and regulations thereunder.

            "Closing Date" shall mean September 7, 1999, or such other date as Buyer and Seller shall mutually agree upon.

            "Contract" shall mean any agreement, contract, personal or real property lease, note, loan, evidence of indebtedness, purchase order, letter of credit, indenture, security or pledge agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation or commitment to which a particular person or entity is a party or is bound, whether oral or written.

            "Damages" shall mean damages, Liabilities, losses (including, without limitation, diminution in value), obligations, deficiencies, claims, demands, Taxes, fines, penalties, costs and expenses of any kind or nature whatsoever (whether or not arising out of third-party claims), including, without limitation, reasonable attorneys' fees and all amounts paid in investigation, defense or settlement of any of the foregoing.

            "Encumbrance" shall mean any claim, lien, pledge, option, charge, easement, security interest, deed of trust, mortgage, right-of-way, encroachment, building or use restriction, conditional sales agreement, encumbrance or other right of third parties, whether voluntarily incurred or arising by operation of law, and includes, without limitation, any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.

            "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

            "GAAP" shall mean generally accepted accounting principles consistently applied.

            "Liabilities" shall mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, guaranty or endorsement of or by any person of any type, whether accrued, absolute, contingent, matured, unmatured or other.

            "Material Adverse Effect" shall mean (a) with respect to Seller or the Company, any material adverse effect or change in the condition (financial or other), business, results of operations, prospects, assets, Liabilities or operations of the Company or on the ability of Seller to consummate the transactions contemplated hereby, or any event or condition which would, with the passage of time, constitute a material adverse effect or material adverse change, and (b) with respect to Buyer, any material adverse effect or change in the condition (financial or other), business, results of operations, prospects, assets, liabilities or operations of Buyer or on the ability of Buyer to consummate the transactions contemplated hereby, or any event or condition which would, with the passage of time, constitute a material adverse effect or material adverse change.

            "Representative" shall mean any officer, director, principal, attorney, agent, employee, member or other representative.

            "Securities Act" shall mean the Securities Act of 1933, as amended.

            "Subsidiary" shall mean (a) any corporation in an unbroken chain of corporations beginning with a particular entity, if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain, (b) any partnership in which such entity is a general partner, (c) any limited liability company in which such entity is a managing member, or (d) any partnership or limited liability company in which such entity possesses a 50% or greater interest in the total capital or total income of such partnership.

            "Taxes" shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, VAT, service, service use, ad valorem, transfer, franchise, profits, license, lease, withholding, social security, payroll, employment, excise, estimated, severance, stamp, recording, occupation, real and personal property, gift, windfall profits or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, whether computed on a separate, consolidated, unitary, combined or other basis, together with any interest, fines, penalties, additions to tax or other additional amounts imposed thereon or with respect thereto imposed by any taxing authority (domestic or foreign).

            "TCO/PSI" shall mean TCO/PSI, LLC, a Delaware limited liability company of which TCO and Gold are members.

      1.2. Other Defined Terms.

            The following terms shall have the meanings defined for such terms in the Sections set forth below:

                  Term                                            Section
                  ----                                            -------

                  Buyer Indemnified Parties                       7.1
                  Buyer Organizational Documents                  5.2
                  Closing                                         3.1
                  Company SEC Reports                             4.4
                  Fraud Claims                                    7.1(a)
                  General Claims                                  7.1(c)
                  Indemnification Percentage                      7.4
                  LLC Agreement                                   3.2(a)
                  Ownership Claims                                7.1(b)
                  Purchase Price                                  2.2
                  SEC                                             4.4
                  Seller Indemnified Parties                      7.3

                                   ARTICLE II.

                           PURCHASE AND SALE OF SHARES

      2.1. Sale of Shares.

            Upon the terms and subject to the conditions contained herein, at the Closing, Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase and acquire from Seller, the Shares, free and clear of all Encumbrances.

      2.2. Purchase Price.

            Upon the terms and subject to the conditions contained herein, as consideration for the purchase of the Shares, Buyer shall pay to Seller at the Closing an aggregate cash amount equal to Ten Million Dollars ($10,000,000) (the "Purchase Price" ). Each Buyer shall pay to Seller that portion of the Purchase Price set forth opposite such Buyer's name on Exhibit A hereto. The Purchase Price shall be paid by delivery to Seller of a cashier's check or wire transfer of immediately available funds.

                                  ARTICLE III.

                                     CLOSING

      3.1. Closing.

            The closing of the transactions contemplated herein (the "Closing") shall be held at the offices of Latham & Watkins, 633 West Fifth Street, Suite 4000, Los Angeles, California 90071, on the Closing Date, or at such other date and location as may be mutually agreed upon by the parties.

      3.2. Conveyances at Closing.

            (a) To effect the sale and transfer referred to in Section 2.1, Seller shall, at the Closing, deliver or cause to be delivered to Buyer the following:

                           (i) Certificate(s) evidencing the Shares, free and clear of all Encumbrances, duly endorsed in blank for transfer or accompanied by stock powers duly executed in blank;

                           (ii) The Limited Liability Company Agreement of TCO/PSI in the form attached hereto as Exhibit B (the "LLC Agreement"), duly executed by Gold, and Seller shall transfer 1,026,908 shares of Company Common Stock to TCO/PSI as contemplated thereby; and

                           (iii) Reasonable evidence to the effect that Michael Tennenbaum and Mark Holdsworth have been elected to serve as directors of the Company, with Michael

         Tennenbaum designated as Chairman of the Company's Board of Directors and Gold designated as Chairman of the Company's Executive Committee.

                  (b) To effect the sale and transfer referred to in Section 2.1, Buyer shall, at the Closing, deliver or cause to be delivered to Seller the following:

                           (i) The Purchase Price in immediately available funds;

                           (ii) The LLC Agreement, duly executed by TCO, Mark Holdsworth and Howard Levkowitz; and

                           (iii) Proxy(ies) in favor of TCO/PSI in the form attached hereto as Exhibit C, duly executed by Buyer.

                  (c) Seller and Buyer shall each deliver such other instruments as shall be reasonably necessary to vest in Buyer title in and to the Shares in accordance with the provisions hereof.

                  (d) To the extent that a form of any document to be delivered hereunder is not attached as an exhibit hereto, such documents shall be in form and substance, and shall be executed and delivered in a manner, reasonably satisfactory to Buyer and Seller.

                                   ARTICLE IV.

                    REPRESENTATIONS AND WARRANTIES OF SELLER

         4.1.     Making of Representations and Warranties.

                    As a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated hereby, each Seller, jointly and severally, hereby makes the representations and warranties to Buyer contained in this Article IV.

         4.2.     Ownership of Shares.

                    Seller owns of record and beneficially, and will transfer to Buyer, all of the Shares free and clear of all Encumbrances.

         4.3.     Enforceability; No Conflict.

                    This Agreement and each agreement, document and instrument executed and delivered by Seller pursuant to this Agreement constitutes, or when executed and delivered will constitute, valid and binding obligations of Seller enforceable against Seller in accordance with their terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject to the effect of general principles of equity, including, without limitation, the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law. The execution, delivery and performance by Seller of this Agreement and each such agreement, document and instrument:

                  (a) does not and will not violate any laws of the United States, or any state or other jurisdiction applicable to Seller, or require Seller to obtain any approval, consent or waiver of, or make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made (other than filings pursuant to Sections 13(d) and 16(a) of the Exchange
Act); and

                  (b) does not and will not result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination of any indenture or loan or credit agreement or any other Contract, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which Seller is a party or by which the property of Seller is bound or affected, or result in the creation or imposition of any mortgage, pledge, lien, security interest or other charge or encumbrance on any of Seller's assets or the Shares, except where such breach, default, acceleration or exercise of right of termination would not have a Material Adverse Effect.

         4.4.     Reports and Financial Statements.

                    To Seller's best actual knowledge, the Company has timely filed all required reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the "SEC") prior to the date of this Agreement (collectively, including all exhibits thereto, the "Company SEC Reports"). To Seller's best actual knowledge, none of the Company SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To Seller's best actual knowledge, each of the financial statements (including the related notes) included in the Company SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of the Company as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments that have not been and are not expected to be material in amount. To Seller's best actual knowledge, all of such Company SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Company SEC Report filed prior to the date of this Agreement), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

         4.5.     Absence of Certain Changes.

                    To Seller's best actual knowledge, except as set forth in the Company SEC Reports or as otherwise disclosed publicly, since June 30, 1999, there has not been any change in the business, properties, assets, results of operations, financial condition, liabilities, or prospects of the Company, which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, has been materially adverse with respect to the Company.

         4.6.     Finder's Fee.

                    Neither Seller nor the Company has incurred or become liable for any broker's commission or finder's fee relating to or in connection with the transactions contemplated by this Agreement.

         4.7.     No Other Agreements to Sell the Shares.

                    Seller does not have any commitment or legal obligation, absolute or contingent, to any other person or firm other than Buyer to sell, assign, transfer or effect a sale of any of the Shares, to sell or effect a sale of the equity of the Company or any Subsidiary of the Company, to effect any merger, consolidation, liquidation, dissolution or other reorganization of the Company or any Subsidiary of the Company, or to enter into any agreement or cause the entering into of an agreement with respect to any of the foregoing.

         4.8.     Disclosure.

                    The representations, warranties and statements contained in this Agreement and in the exhibits and schedules hereto do not contain any untrue statement of a material fact, and, when taken together, do not omit to state a material fact required to be stated therein or necessary in order to make such representations, warranties or statements not misleading in light of the circumstances under which they were made. To Seller's best actual knowledge, there are no facts which are reasonably likely in the future to have a Material Adverse Effect which have not been specifically disclosed herein or in a Schedule furnished herewith, other than general economic conditions affecting the industries in which the Company operates.

                                   ARTICLE V.

                     REPRESENTATIONS AND WARRANTIES OF BUYER

         5.1.     Making of Representations and Warranties.

                    As a material inducement to Seller to enter into this Agreement and consummate the transactions contemplated hereby, each Buyer, severally but not jointly, hereby makes the representations and warranties to Seller contained in this Article V.

         5.2.     Organization of Buyer.

                    Such Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization with power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted or proposed to be conducted. Such Buyer is not in violation of any term of its organizational documents, as amended to date (the "Buyer Organizational Documents"). Such Buyer is duly qualified to do business and in good standing to do business in each jurisdiction in which the nature or leasing of its properties makes such qualification necessary, other than where the failure to be duly qualified or have such good standing, as the case may be, would not have a Material Adverse Effect.

         5.3.     Authority.

                    Such Buyer has full right, authority and power to enter into this Agreement and each agreement, document and instrument to be executed and delivered by such Buyer pursuant to this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and performance by such Buyer of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action of such Buyer and no other action on the part of such Buyer is required in connection therewith. This Agreement and each other agreement, document and instrument executed and delivered by such Buyer pursuant to this Agreement constitutes, or when executed and delivered will constitute, valid and binding obligations of such Buyer, as applicable, enforceable in accordance with their terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject to the effect of general principles of equity, including, without limitation, the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law. The execution, delivery and performance by such Buyer of this Agreement and each such agreement, document and instrument:

                  (a) does not and will not violate any provision of its Buyer Organizational Documents;

                  (b) does not and will not violate any laws of the United States or of any state or any other jurisdiction applicable to such Buyer or require such Buyer to obtain any approval, consent or waiver of, or make any filing with, any person or entity (governmental or otherwise) which has not been obtained or made (other than filings pursuant to Sections 13(d) and 16(a) of the Exchange Act); and

                  (c) does not and will not result in a breach of, constitute a default under, accelerate any obligation under, or give rise to a right of termination of any indenture, loan or credit agreement, or other material Contract, permit, authorization, order, writ, judgment, injunction, decree, determination or arbitration award to which such Buyer is a party, except where such breach, default, acceleration or exercise of right of termination would not have a Material Adverse Effect.

         5.4.     Finder's Fee.

                    Such Buyer has not incurred or become liable for any broker's commission or finder's fee relating to or in connection with the transactions contemplated by this Agreement.

         5.5. Investment. Such Buyer is acquiring the Shares for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof. Such Buyer understands that the Shares have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Buyer's representations and warranties contained herein.

         5.6. Accredited Investor Status. Such Buyer is an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act.

         5.7. Restricted Securities. Such Buyer understands that the Shares to be purchased hereunder are characterized as "restricted securities" under the Securities Act inasmuch as they are being acquired from Seller in a transaction not involving a public offering, and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. Such Buyer is familiar with Rule 144 of the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

         5.8. Investigation. Such Buyer has conducted its own investigation of the Company through materials and other information provided by the Company and hereby acknowledges that the only representations and warranties of Seller in connection with such Buyer's purchase of the Shares are those expressly made by Seller in Article IV of this Agreement.

                                   ARTICLE VI.

                                    COVENANTS

         6.1. Further Assurances.

                    Upon the terms and subject to the conditions contained herein, Seller and Buyer agree, both before and after the Closing, (a) to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, (b) to execute any documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder, and (c) to cooperate with each other in connection with the foregoing. Without limiting the foregoing, Seller and Buyer agree to use their respective commercially reasonable efforts (i) to obtain all necessary approvals, authorizations and consents as are required to be obtained under any applicable laws, rules or regulations, and (ii) to give all notices to, obtain all waivers, consents and approvals from, and make all registrations and filings with third parties, including without limitation submissions of information requested by any governmental authorities.

         6.2.     Year 2000.

                    Gold agrees, after the Closing, to personally loan up to $1,500,000 to the Company to the extent such funds are reasonably required, as determined by TCO/PSI, to enable the Company to resolve all Year 2000 issues relating to its software programs, systems and applications by the end of calendar year 1999. Any loan by Gold to the Company hereunder shall contain the following terms: term -- 24 months; interest rate -- 12.5% per annum; payments -- interest only payable quarterly, with entire principal amount due at maturity; prepayable out of proceeds of any refinancing of the Company's existing debt; secured by a third lien on the Company's assets to the extent permitted by the Company's existing loan documents. Gold further agrees to cause the Company to engage an appropriate expert on a temporary basis, the terms of which engagement shall be reasonably acceptable to Gold, to increase the speed at which the Company becomes Year 2000 compliant.

         6.3. Records. Each party agrees that it will cooperate with and make available to the other party, during normal business hours, all records and other information of such party retained and remaining in existence after the Closing which is necessary or useful in connection with any Tax inquiry, audit, investigation or dispute, any litigation or investigation or any other matter requiring any such records or other information for any reasonable business purpose. The party requesting any such records or other information shall bear all of the out-of-pocket costs and expenses (including without limitation attorneys' fees) reasonably incurred in connection with providing such records or other information.

         6.4.     Survival of Representations, Etc.

                    Each of the representations, warranties, agreements, covenants and obligations herein are material, shall be deemed to have been relied upon by the other party and shall survive the Closing regardless of any investigation and shall not merge in the performance of any obligation by any party hereto; provided, however, that such representations and warranties shall expire on the same dates as and to the extent that the rights to indemnification with respect thereto under Article VII shall expire.

                                  ARTICLE VII.

                                 INDEMNIFICATION

         7.1.     Indemnification by Seller.

                    Each Seller, jointly and severally, agrees subsequent to the Closing to indemnify and hold Buyer and its Subsidiaries, affiliates, successors and assigns and persons serving as officers, directors, partners, managers, shareholders, members, employees and agents thereof (individually a "Buyer Indemnified Party" and collectively the "Buyer Indemnified Parties") harmless from and against any Damages which may be sustained or suffered by any of them arising out of or based upon any of the following matters:

                  (a) fraud, intentional misrepresentation or willful breach of any representations, warranties or covenants of Seller under this Agreement (collectively, "Fraud Claims");

                  (b) any failure to convey title to the Shares free and clear of all Encumbrances (collectively, "Ownership Claims"); and

                  (c) other than Fraud Claims or Ownership Claims, any other breach of any representation, warranty or covenant of Seller under this Agreement or in any schedule or exhibit delivered pursuant hereto, or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting a breach of such representations, warranties or covenants (collectively, "General Claims").

         7.2.     Limitations on Indemnification by Seller.

                    Anything contained in this Agreement to the contrary notwithstanding, the liability of Seller to provide any indemnification to any Buyer Indemnified Party and the right of the Buyer Indemnified Parties to indemnification under Section 7.1 (or otherwise) shall be subject to the following provisions:

                  (a) No claims for indemnification shall be made under this Agreement against Seller, and no indemnification shall be payable to any Buyer Indemnified Party, with respect to General Claims after the date which is one
(1) year following the Closing.

                  (b) The aggregate amount to be payable by Seller to all Buyer Indemnified Parties for claims for indemnification with respect to General Claims hereunder and with respect to General Claims under Paragraph 4.5 of the LLC Agreement shall in no event together exceed $1,000,000.

                  (c) Claims for indemnification with respect to Fraud Claims and Ownership Claims made under this Agreement by any Buyer Indemnified Party shall not be subject to any of the limitations set forth in this Section 7.2. Any amounts payable by Seller to the Buyer Indemnified Parties under this Agreement shall be allocated among the Buyer Indemnified Parties according to their respective Indemnification Percentages (as defined below).

         7.3.     Indemnification by Buyer.

                    Each Buyer, severally but not jointly, agrees to indemnify and hold Seller and its affiliates and persons serving as officers, directors, partners, managers, shareholders, members, employees and agents thereof (individually a "Seller Indemnified Party" and collectively the "Seller Indemnified Parties") harmless from and against any Damages which may be sustained or suffered by any of them arising out of or based upon any breach of any representation, warranty or covenant made by such Buyer in this Agreement or in any certificate delivered by such Buyer hereunder, or by reason of any claim, action or proceeding asserted or instituted growing out of any matter or thing constituting such a breach.

         7.4.     Limitation on Indemnification by Buyer.

                    Notwithstanding the foregoing, (a) no indemnification shall be payable to the Seller Indemnified Parties with respect to claims asserted pursuant to Section 7.3 above after the date which is one (1) year after the Closing, and (b) the aggregate amount to be payable to all Seller Indemnified Parties pursuant to Section 7.3 shall not exceed $1,000,000; provided that the aggregate amount payable by any Buyer for such indemnification claims shall not exceed such Buyer's Indemnification Percentage of $1,000,000. The "Indemnification Percentage" of each Buyer for this purpose shall be the percentage set forth opposite such Buyer's name on Exhibit A hereto. Claims for indemnification with respect to fraud, intentional misrepresentation or willful breach of any representations, warranties or covenants of Buyer under this Agreement shall not be subject to any of the limitations set forth in this Section 7.4.

         7.5.     Notice; Defense of Claims.

                    An indemnified party shall make claims for indemnification hereunder by giving written notice thereof to the indemnifying party promptly on discovery and in any event within the period in which indemnification claims can be made hereunder. If indemnification is sought for a claim or liability asserted by a third party, the indemnified party shall also give written notice thereof to the indemnifying party promptly after it receives notice of the claim or liability being asserted, but the failure to do so shall not relieve the indemnifying party from any liability except to the extent that it is prejudiced by the failure or delay in giving such notice. Such notice shall summarize the basis for the claim for indemnification and any claim or liability being asserted by a third party. Within 20 days after receiving such notice the indemnifying party shall give written notice to the indemnified party stating whether it disputes the claim for indemnification and whether it will defend against any third party claim or liability at its own cost and expense. If the indemnifying party fails to give notice that it disputes an indemnification claim within 20 days after receipt of notice thereof, it shall be deemed to have accepted and agreed to the claim, which shall become immediately due and payable. The indemnifying party shall be entitled to direct the defense against a third party claim or liability with counsel selected by it (subject to the consent of the indemnified party, which consent shall not be unreasonably withheld) as long as the indemnifying party is conducting a good faith and diligent defense. The indemnified party shall at all times have the right to fully participate at its own expense in the defense of a third party claim or liability, directly or through counsel; provided, however, that if the named parties to the action or proceeding include both the indemnifying party and the indemnified party and the indemnified party is advised that representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct, the indemnified party may engage separate counsel at the expense of the indemnifying party. If no such notice of intent to dispute and defend a third party claim or liability is given by the indemnifying party, or if such good faith and diligent defense is not being or ceases to be conducted by the indemnifying party, the indemnified party shall have the right, at the expense of the indemnifying party, to undertake the defense of such claim or liability (with counsel selected by the indemnified party), and to compromise or settle it, with consent of the indemnifying party, which consent shall not be unreasonably withheld. If the third party claim or liability is one that by its nature cannot be defended solely by the indemnifying party, then the indemnified party shall make available such information and assistance as the indemnifying party may reasonably request and shall cooperate with the indemnifying party in such defense, at the expense of the indemnifying party.

                                  ARTICLE VIII.

                                  MISCELLANEOUS

         8.1.     Fees and Expenses.

                    Except as otherwise specified in this Agreement, each party hereto shall pay its own legal, accounting, out-of-pocket and other expenses incident to this Agreement and to any action taken by such party in preparation for carrying this Agreement into effect.

         8.2.     Governing Law.

                    This Agreement shall be construed under and governed by the internal laws of the State of California without regard to its conflict of laws provisions.

         8.3.     Notices.

                    Any notice, request, demand or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if delivered or sent by facsimile transmission, upon receipt, or if sent by registered or certified mail, upon the sooner of the date on which receipt is acknowledged or the expiration of three days after deposit in United States post office facilities properly addressed with postage prepaid. All notices to a party will be sent to the addresses set forth below or to such other address or person as such party may designate by notice to each other party hereunder:

         TO BUYER:            Tennenbaum & Co., LLC
                              11100 Santa Monica Boulevard, Suite 210
                              Los Angeles, CA 90025
                              Attention:  Michael Tennenbaum
                              Fax: (310) 566-1010

         With a copy to:      Latham & Watkins
                              701 "B" Street, Suite 2100
                              San Diego, CA 92101
                              Attention:  Hugh Steven Wilson, Esq.
                              Fax: (619) 696-7419

         TO SELLER:           Matthew L. Gold
                              P.O. Box 142
                              Granby, CO 80446
                              Fax: (970) 887-3495 Fax:

         With a copy to:      Kramer Levin Naftalis & Frankel LLP
                              919 Third Avenue
                              New York, NY 10022
                              Attention:  Paul S. Pearlman, Esq.
                              Fax: (212) 715-8000

Any notice given hereunder may be given on behalf of any party by its counsel or other authorized representatives.

         8.4.     Entire Agreement.

                    This Agreement and the LLC Agreement, including the exhibits and schedules hereto and thereto, reflect the entire agreement of the parties with respect to the subject matter hereof, and supersede all previous written or oral negotiations, commitments and writings. No promises, representations, understandings, warranties and agreements have been made by any of the parties hereto except as referred to herein or therein or in such schedules and exhibits; and all inducements to the making of this Agreement relied upon by any party hereto have been expressed herein or therein or in such schedules or exhibits.

         8.5.     Assignment.

                    Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party without the prior written consent of the other parties; provided, however, that Buyer may, without such consent, assign all such rights to any corporation, partnership, limited liability company or other entity that controls, is controlled by or under common control with Buyer or to any entity which acquires substantially all of the assets of Buyer or survives any merger with Buyer; provided that no such assignment shall relieve Buyer of any obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and subject to Paragraph 4.5 of the LLC Agreement, no other person shall have any right, benefit or obligation under this Agreement as a third party beneficiary or otherwise.

         8.6.     Captions and Gender.

                    The captions in this Agreement are for convenience only and shall not affect the construction or interpretation of any term or provision hereof. The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter, as the context may require.

         8.7.     Execution in Counterparts.

                    For the convenience of the parties and to facilitate execution, this Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.

         8.8.     Amendments.

                    This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by each party hereto, or in the case of a waiver, the party waiving compliance.

         8.9.     Publicity.

                    Except as required by applicable law or court order, no party shall issue any press release or make any public statement regarding the transactions contemplated hereby, without the prior approval of the other party, and the parties hereto shall issue a mutually acceptable press release as soon as practicable following the Closing.

         8.10.    Arbitration; Attorneys' Fees.

                    Any dispute, controversy or claim arising out of this Agreement or the performance, breach or termination hereof shall be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The place of arbitration shall be Los Angeles, California. The arbitration shall be conducted by a neutral arbitrator appointed by the American Arbitration Association from its Large, Complex Case Panel. Judgment upon the award rendered may be entered in any court having jurisdiction. The prevailing party shall be entitled to all costs of arbitration including, but not limited to, reasonable attorneys' fees. All information resulting from or otherwise pertaining to any dispute shall be nonpublic and handled by Buyer, Seller and their respective Representatives in such a way as to prevent the public disclosure of such information.

         8.11.    Specific Performance.

           The parties agree that it would be difficult to measure damages which might result from a breach of this Agreement by either party and that money damages would be an inadequate remedy for such a breach. Accordingly, if there is a breach or proposed breach of any provision of this Agreement by either party, the other party shall be entitled, in addition to any other remedies which it may have, to an injunction or other appropriate equitable relief to restrain such breach without having to show or prove actual damage.

                  IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives, as of the date first written above.


                                         BUYER:

                                         TENNENBAUM & CO., LLC


                                         By: /s/ Michael Tennenbaum
                                             -----------------------------------
                                             Name:  Michael Tennenbaum
                                                   -----------------------------
                                             Title: Managing Member
                                                   -----------------------------


                                         SELLER:
                                                  /s/ Matthew L. Gold
                                                  ------------------------------
                                                            Matthew L. Gold



                                         TMG FUND, LLP


                                         By: /s/ Matthew L. Gold
                                             -----------------------------------
                                             Name:  Matthew L. Gold
                                                   -----------------------------
                                             Title: Managing Partner
                                                   -----------------------------

                           COUNTERPART SIGNATURE PAGE
                                       TO
                            STOCK PURCHASE AGREEMENT


                      (For signature by additional Buyers)



                                     BUYER:

                                     TMCT VENTURES, L.P.

                                     By: Rustic Canyon Partners, LLC
                                           General Partner

                                         By: /s/ Thomas Unterman
                                             -------------------------------
                                             Name: Thomas Unterman
                                             Title: Managing Partner


                                     SPECIAL VALUE BOND FUND, LLC

                                     By: /s/ Michael E. Tennenbaum
                                         -----------------------------------
                                         Name: Michael E. Tennenbaum
                                         Title: Managing Member


                                     MASSACHUSETTS MUTUAL LIFE
                                       INSURANCE COMPANY

                                     By: /s/ Walter T. Dwyer
                                         -----------------------------------
                                         Name: Walter T. Dwyer
                                         Title: Managing Director


                                     MASS MUTUAL HIGH YIELD
                                       PARTNERS II, LLC

                                     By: HYP Management, Inc. as Managing Member

                                         By: /s/ Walter T. Dwyer
                                             -------------------------------
                                             Name: Walter T. Dwyer
                                             Title: Vice President


                                     TENNENBAUM & CO. LLC

                                     By: /s/ Michael E. Tennenbaum
                                         -----------------------------------
                                         Name: Michael E. Tennenbaum
                                         Title: Managing Member


                                     CENTRAL VALLEY ADMINISTRATORS, INC.

                                     By: /s/ Richard Merkin
                                         -----------------------------------
                                         Name: Richard Merkin
                                         Title: President


                                     /s/ David DeLeeuw
                                     ---------------------------------------
                                     David DeLeeuw

                                                                       Exhibit A
                                                                       ---------

                                 LIST OF BUYERS


                                        No. of      Portion of   Indemnification
         Buyer                          Shares    Purchase Price   Percentage
         -----                          ------    --------------   ----------

TMCT Ventures, L.P. .................  300,000     $ 3,000,000        30.0%

Special Value Bond Fund, LLC ........  250,000       2,500,000        25.0

Massachusetts Mutual Life
Insurance Company ...................  150,000       1,500,000        15.0

MassMutual High Yield
Partners II, LLC ....................  150,000       1,500,000        15.0

Tennenbaum & Co., LLC ...............   85,000         850,000         8.5

Central Valley Administrators, Inc. .   50,000         500,000         5.0

Devid DeLeeuw .......................   15,000         150,000         1.5
                                        ------         -------         ---

         Total ......................1,000,000     $10,000,000       100.0%

                                                                       Exhibit B
                                                                       ---------

                                 LLC AGREEMENT

                               [Separately filed]

                                                                       Exhibit C
                                                                       ---------

                                      PROXY

                  The undersigned shareholder of Precision Standard, Inc., a Colorado corporation ("PSI"), hereby appoints and constitutes TCO/PSI, LLC, a Delaware limited liability company (the "Company"), the attorney-in-fact and proxy of the undersigned, with full power of substitution and resubstitution, as set forth below with respect to __________ [1,000,000 in the aggregate] shares of common stock, par value $.0001 per share, of PSI beneficially owned by the undersigned (including any securities issued pursuant to any stock dividend, stock split, combination or reclassification of any kind in respect of such shares) (collectively, the "Shares").

                  Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares are hereby revoked and no subsequent proxies will be given. This proxy is coupled with an interest and is irrevocable.

                  The attorney and proxy named above will be empowered to exercise all voting rights with respect to the Shares in accordance with that certain Limited Liability Company Agreement of TCO/PSI, LLC dated as of __________, 1999 (the "LLC Agreement") between the undersigned and the other parties thereto, for a period commencing on the date hereof and ending, with respect to each Share, on the earliest to occur of: (a) the sale or transfer of such Share by the undersigned; (b) the termination of the LLC Agreement; or (c) the annual meeting of PSI shareholders held in calendar year 2000.

                  The Company shall be empowered to exercise this proxy to vote the Shares at any annual, special or other meeting of the shareholders of PSI and any adjournments thereof (including, without limitation, the power to execute and deliver written consents with respect to the Shares).

                  The undersigned agrees, upon request, to execute and deliver any additional documents deemed by the above named attorney and proxy to be reasonably necessary to effect the proxy created hereby.

                  IN WITNESS WHEREOF, the undersigned has executed this proxy as of the ___ day of ________, 1999.


                                         -------------------------


                                         By:
                                             -----------------------------------
                                             Name:
                                                   -----------------------------
                                             Title:
                                                   -----------------------------

                       LIMITED LIABILITY COMPANY AGREEMENT
                                       OF
                                  TCO/PSI, LLC

                  THIS LIMITED LIABILITY COMPANY AGREEMENT (the "Agreement") is made and entered into as of the 7th day of September, 1999, by the Persons executing this Agreement as Members. This Agreement provides terms and conditions for the governance and operation of TCO/PSI, LLC (the "Company"), a limited liability company organized under the Delaware Limited Liability Company Act (the "Act").


                                   ARTICLE 1.
                             ORGANIZATIONAL MATTERS

                  1.1. Formation. The Members formed the Company under the Act by filing a certificate of formation as of September 7, 1999. The rights and liabilities of the Members of the Company are as provided in the Act, except as otherwise expressly provided herein. In the event of any inconsistency between any terms and conditions contained in this Agreement and any non-mandatory provisions of the Act, the terms and conditions contained in this Agreement shall govern.

                  1.2. Name. The name of the Company is TCO/PSI, LLC. The Company may also conduct business at the same time under one or more fictitious names if the Managing Members determine that such is in the best interests of the Company. The Managing Members may change the name of the Company, from time to time, in accordance with applicable law.

                  1.3. Principal Place of Business; Other Places of Business. The principal place of business of the Company is located at the principal offices of PSI, or such other place within or outside the State of Delaware as the Managing Members may from time to time designate. The Company may maintain offices and places of business at such other place or places within or outside the State of Delaware as the Managing Members deem advisable.

                  1.4. Business Purpose. The business purpose of the Company shall be to own, hold, vote, and seek to maximize the value of the Shares during the term of this Agreement. The Company shall have the power to do and perform all things determined by the Managing Members to be necessary for, incident to and connected with or arising out of such activities and shall not engage in any other business without the agreement of the Managing Members.

                  1.5. Certificate of Formation; Filings. The Members have caused to be executed and filed a Certificate of Formation (the "Certificate") in the Office of the Delaware Secretary of State as required by the Act. The Managing Members may execute and file any duly authorized amendments to the Certificate from time to time in a form prescribed by the Act. The Managing Members shall also cause to be made, on behalf of the Company, such additional filings and recordings as they shall deem necessary or advisable.

                  1.6. Fictitious Business Name Statements. Fictitious business name statements shall be filed and published when and if the Managing Members determine it necessary or advisable. Any such statement shall be renewed as required by applicable law.

                  1.7. Designated Agent for Service of Process. The Company shall continuously maintain a registered office and a designated and duly qualified agent for service of process on the Company in the State of Delaware. The address of the current registered office in Delaware and of the current registered agent for service of process is Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805-1297.

                  1.8. Term. The Company commenced existence on the date that the Certificate was filed with the Office of the Delaware Secretary of State, and shall continue until terminated pursuant to this Agreement.


                                   ARTICLE 2.
                                   DEFINITIONS

                  Capitalized words and phrases used and not otherwise defined elsewhere in this Agreement shall have the following meanings:

                  2.1.  "Act" is defined in the Preamble.

                  2.2. "Additional Members" means those Persons admitted to the Company pursuant to Paragraph 3.4.

                  2.3.  "Affiliate" means, with reference to a specified Person:
(a) a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person, (b) any Person that is an officer, partner, or trustee of, or serves in a similar capacity with respect to, the specified Person, or for which the specified Person is an officer, partner, or trustee, or serves in a similar capacity, or (c) any member of the Immediate Family of the specified Person.

                  2.4. "Agreement" is defined in the Preamble.

                  2.5. "Assignee" means any Person owning an Economic Interest but not a Voting Interest.

                  2.6. "Business Plan" means the business plan of the Company in the form of Exhibit "B" or any other business plan of the Company agreed upon by the Managing Members.

                  2.7. "Capital Account" means the Capital Account maintained for a Member on the Company's books and records in accordance with the accounting practices reflected in Regulations Sections 1.704-1(b) and 1.704-2, and for purposes of determining the amount of any liabilities, Code Section 752.

                  2.8. "Capital Contributions" means, with respect to any Member, the total amount of money and the fair market value of property (other than money), less the amount of liabilities to which any contributed property is subject, contributed to the capital of the Company by such Member, whether as an initial Capital Contribution or as an additional Capital Contribution.

                  2.9. "Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

                  2.10. "Company" is defined in the Preamble.

                  2.11. "Company Assets" means all direct and indirect interests in real and personal property owned by the Company from time to time, and shall include both tangible and intangible property (including cash).

                  2.12. "Economic Interest" means a Person's right to share in the Net Profits, Net Losses, or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in the management of the Company, or, except as specifically provided in this Agreement or required under the Act, any right to information concerning the business and affairs of the Company. The Economic Interest of each Member is set forth opposite such Member's name on Exhibit "A" attached hereto, as it may be modified, changed, or supplemented from time to time.

                  2.13. "Excess Distribution Amount" means, as of any given time, the excess, if any, of $10.00 over the Gold Distribution Amount.

                  2.14. "Gold" means Matthew L. Gold.

                  2.15. "Gold Distribution Amount" means, as of any given time, the aggregate amount of all distributions theretofore made to Gold pursuant to Paragraph 5.1, divided by the number of Shares.

                  2.16. "Immediate Family" means, and is limited to, an individual Member's current spouse and the children and grandchildren of the Member or of the Member's current spouse, or a trust or estate, all of the beneficiaries of which consist of such Member or members of such Member's Immediate Family.

                  2.17. "Incapacity" means the entry of an order of incompetence or of insanity, or the death, dissolution, bankruptcy (as defined in the Act), or termination (other than by merger or consolidation) of any Person.

                  2.18. "Indemnitee" is defined in Paragraph 7.7.1.

                  2.19. "Managing Members" means, subject to Section 7.2, Gold and TCO.

                  2.20. "Members" means the Persons set forth on Exhibit "A" and any Additional Member.

                  2.21. "Membership Interest" or "Interest" means the entire ownership interest of a Member in the Company, including without limitation such Member's Voting Interest and Economic Interest.

                  2.22. "Net Profits" or "Net Losses" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period determined in accordance with Code Section 703(a) and the Regulations thereunder.

                  2.23. "Non Managing Members" means the Members other than the Managing Members.

                  2.24. "Operating Cash Expenses" means cash reasonably disbursed in the ordinary and necessary course of business with the approval of the Managing Members, including, without limitation, all cash expenses, such as taxes, legal, accounting, bookkeeping, computing, equipment use, telephone expenses, and direct expenses of Company employees (if any) and agents while engaged in Company business. Operating Cash Expenses shall include the actual cost of goods, materials and administrative services used for or by the Company, whether incurred by any Member, any delegate or Affiliate thereof, or any non-Affiliate in performing functions set forth in this Agreement reasonably requiring the use of such goods, materials or administrative services. Operating Cash Expenses shall not include expenditures paid from Reserves.

                  2.25.   "Person"   means  and   includes  an   individual,   a
corporation, a partnership, a limited liability company, a trust, an unincorporated organization, a government or any department or agency thereof, or any entity similar to any of the foregoing.

                  2.26. "PSI" means Precision Standard, Inc., a Colorado corporation having its principal place of business at 12000 East 47th Avenue, Suite 400, Denver, Colorado 80237 or such other place as it may from time to time determine.

                  2.27. "Regulations" means proposed, temporary, and final Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding Treasury Regulations).

                  2.28. "Reserves" means funds set aside or amounts allocated to reserves that shall be maintained in amounts deemed sufficient by the Managing Members for working capital, to pay taxes, insurance, debt service, and other costs or expenses incident to the conduct of business by the Company as contemplated hereunder.

                  2.29. "Responsible Party" is defined in Paragraph 7.7.6.

                  2.30. "Shares" means 1,026,908 shares of PSI common stock, par value $.0001 per share, contributed by Gold to the Company pursuant to this Agreement, together with any cash, securities or other property issued in respect of such shares (including, without limitation, any securities issued pursuant to any stock dividend, stock split, combination or reclassification of any kind).

                  2.31. "Substitute Member" means any Person to whom a Member Transfers all or any part of its Voting Interest in the Company.

                  2.32. "TCO" means Tennenbaum & Co., LLC, a Delaware limited liability company.

                  2.33. "Terminating Capital Transaction" means any sale or other disposition of all or substantially all of the assets of the Company or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the Company.

                  2.34. "Transfer" means, with respect to any Interest in the Company, a sale, conveyance, exchange, assignment, pledge, encumbrance, gift, bequest, hypothecation, or other transfer or disposition by any other means, whether for value or no value and whether voluntary or involuntary (including, without limitation, by operation of law), or an agreement to do any of the foregoing. When used as a verb, Transfer means effecting a Transfer.

                  2.35. "Voting Interest" means the entire ownership interest of a Member in the Company, excluding that Member's Economic Interest but including the right to give or withhold approval or consent, in accordance with the provisions of this Agreement and the Act. The Voting Interest of each Member is set forth opposite such Member's name on Exhibit "A" attached hereto, as it may be modified, changed or supplemented from time to time.


                                   ARTICLE 3.
                       MEMBER CAPITAL, LOANS AND LIABILITY

                  3.1. Initial Capital Contributions of Members. The names, addresses, initial Capital Contributions, and Voting Interests and Economic Interests of the Members are set forth on Exhibit "A" attached hereto and incorporated herein. All Members acknowledge and agree that the initial Capital Contributions set forth in Exhibit "A" represent the amount of money and the fair market value of all property (other than money) initially contributed by the Members.

                  3.2. Additional Capital Contributions by Members.

                           3.2.1. Except as provided in Paragraphs 3.2.2 and 3.2.3, no Member shall be permitted or required to make any additional Capital Contributions to the Company.


                           3.2.2. The Managing Members may at any time call upon all Members to make a Capital Contribution to the Company to pay Operating Cash Expenses or to fund Reserves in proportion to their respective Voting Interests. If any Member elects to not make a Capital Contribution, one or more of the other Members may, with the approval of the Managing Members, elect to make available to the Company the amount of that Capital Contribution in the form of a loan (each such loan, a "Capital Contribution Loan"). If more than one of the other Members elects to make any given Capital Contribution Loan, each of those Members may make a proportion of that Capital Contribution Loan equal to the proportion of the aggregate Voting Interests of all Members that elect to make that Capital Contribution Loan that is represented by that Member's Voting Interest. Interest on Capital Contribution Loans shall accrue at the highest lawful rate permissible under applicable usury laws up to a maximum rate of 20% per annum and be payable quarterly or as the Managing Members may otherwise agree. The principal of Capital Contribution Loans shall be payable on liquidation of the Company or as the Managing Members may otherwise agree.

                  3.3. Capital Accounts. A Capital Account shall be established and maintained for each Member in accordance with the terms of this Agreement.

                  3.4. Additional Members. Following formation of the Company, the Company may issue Interests to additional Persons, and admit one or more recipients of such Interests as additional Non-Managing Members from time to time, on such terms and conditions and for such Capital Contributions, if any, as the Managing Members may unanimously determine. No action or consent by other than the Managing Members shall be required in connection with the admission of an Additional Member. As a condition to being admitted to the Company, each Additional Member shall execute an agreement to be bound by the terms and conditions of this Agreement.

                  3.5. Member Capital. Except as otherwise provided in this Agreement or with the prior written consent of the Managing Members: (a) no Member shall demand or be entitled to receive a return of or interest on its Capital Contributions or Capital Account, (b) no Member shall withdraw any portion of its Capital Contributions or receive any distributions from the Company as a return of capital on account of such Capital Contributions, and (c) the Company shall not redeem or repurchase the Interest of any Member.

                  3.6. Member Loans. Except as provided in Paragraph 3.2.2, no Member shall be required or permitted to make any loans or otherwise lend any funds to the Company, except with the consent of the Managing Members.

                  3.7. Liability of Members. Except as otherwise required by any non-waivable provision of the Act or other applicable law: (a) no Member shall be personally liable in any manner whatsoever for any debt, liability, or other obligation of the Company, whether such debt, liability, or other obligation arises in contract, tort or otherwise; and (b) no Member shall in any event have any liability whatsoever in excess of (i) the amount of its Capital Contributions, (ii) its share of any assets and undistributed profits of the Company, (iii) the amount of any unconditional obligation of such Member to make additional Capital Contributions to the Company pursuant to this Agreement, and
(iv) the amount of any wrongful distribution to such Member, if, and only to the extent, such Member has actual knowledge (at the time of the distribution) that such distribution is made in violation of Section 18-607(a) of the Act.

                                   ARTICLE 4.
                          DELIVERY AND VOTING OF SHARES

                  4.1. Delivery of Shares. Concurrently with the execution of this Agreement, Gold shall transfer to the Company his entire right, title and interest in the Shares, and shall deliver to the Company certificate(s) evidencing the Shares, free and clear and all liens, claims and encumbrances, duly endorsed in blank for transfer or accompanied by stock powers duly executed in blank.

                  4.2. Voting -- Election of Directors. The Company shall vote the Shares for the election of a slate of PSI directors which shall consist of
(a) two qualified persons designated by TCO (the TCO Nominees"), (b) two qualified persons designated by Gold (the "Gold Nominees") and (c) such other persons as the Managing Members select (the "Joint Nominees"; together with the TCO Nominees and the Gold Nominees, the "Nominees"). The Purchase Agreement dated the date hereof (the "Purchase Agreement") among Gold, TMG Fund LLP
(collectively, with Gold, "Seller") and the other Persons party thereto (the "Original Purchasers"), pursuant to which the Original Purchasers are purchasing from Seller 1,000,000 shares of PSI common stock in the aggregate, provides that the Original Purchasers shall grant the Company a proxy to vote those shares of PSI common stock for election of the Nominees until, with respect to each Share (as defined in the Purchase Agreement), the earliest to occur of (a) the sale or transfer of such Share by any Original Purchaser, (b) the termination of this Agreement, and (c) the annual meeting of stockholders held in calendar year 2000.

                           4.2.1. In the event action is to be taken by PSI's Board of Directors to fill a vacancy on the Board created by the resignation, removal or death of a Nominee, then (a) in the event such vacant position was previously filled by a TCO Nominee, Gold agrees to exercise his best efforts to cause any remaining Gold Nominees on the Board to vote in favor of a TCO Nominee to fill such vacancy, (b) in the event such vacant position was previously filled by a Gold Nominee, TCO agrees to exercise its best efforts to cause any remaining TCO Nominees on the Board to vote in favor of a Gold Nominee to fill such vacancy, and (c) in the event such vacant position was previously filled by a Joint Nominee, Gold and TCO shall exercise their best efforts to cause the Gold Nominees and the TCO Nominees, respectively, to vote in favor of a Joint Nominee to fill such vacancy.

                           4.2.2. The Company shall vote the Shares for the removal from PSI's Board of Directors, upon notice from TCO, Gold or the Managing Members, of any TCO Nominee, Gold Nominee or Joint Nominee, respectively, and for the election to the unexpired term of each director so removed another person designated by TCO, Gold or the Managing Members, respectively.

                           4.2.3. For purposes of this Paragraph 4.2, persons qualified to be Nominees include, among others, members of TCO and any current directors of PSI.

                  4.3. Voting -- Other Matters.

                           4.3.1. The Company shall vote the Shares in favor of any matter recommended by a majority of PSI's Board of Directors;
         provided that, at the time of such recommendation, all of the TCO Nominees and Gold Nominees were serving on the Board and voted (or abstained from voting) with respect to that matter.

                           4.3.2. In the event that a matter is submitted for stockholder approval without a recommendation from the Board and the Managing Members agree as to how the Shares should be voted on that matter, the Company shall vote the Shares as directed by the Managing Members. If the Managing Members do not agree as to how the Shares should be voted on that matter, the Company shall vote 50% of the Shares as directed by Gold and the other 50% as directed by TCO.

                  4.4. Agreement on Certain Matters. The Company and each of the Members shall exercise their respective best efforts to cause the Nominees, subject to the Nominees' fiduciary obligations, to agree among themselves on all matters, including without limitation the following matters:

                           4.4.1. The selection of PSI's Chief Executive Officer and/or his replacement (if necessary);

                           4.4.2. The sale of PSI (if any);

                           4.4.3. Any financings by PSI utilizing either common stock or common stock linked securities;

                           4.4.4. Any acquisitions or dispositions in excess of $10,000,000; and

                           4.4.5. Nominations to PSI's Board of Directors.

                  4.5. Indemnification; Purchase Agreement. Gold agrees that (a) the Company and each of its Members (other than Gold) shall be entitled to rely on the representations and warranties of Seller under Article IV of the Purchase Agreement to the same extent as if such Persons were Original Purchasers under the Purchase Agreement, and (b) the Company and each of its Members (other than Gold) shall be entitled to be indemnified by Seller upon the breach of any such representations and warranties to the same extent as if such Persons were Original Purchasers under the Purchase Agreement; provided, however, that the aggregate amount payable by Seller for claims for indemnification with respect to General Claims (as defined in the Purchase Agreement) under the Purchase Agreement and with respect to General Claims hereunder shall in no event together exceed $1,000,000.


                                   ARTICLE 5.
                                  DISTRIBUTIONS

                  5.1. Distributions. All distributions of cash, securities or other property (excluding shares of PSI common stock) received by the Company from PSI in respect of the

Shares, and the proceeds from any sale of the Shares, shall be distributed to the Members as follows unless the Managing Members agree otherwise:

                           5.1.1. If at the time of the distribution the value of the property to be distributed with respect to each of the Shares is equal to or less than the Excess Distribution Amount, then all of such value shall be distributed to Gold.

                           5.1.2. If at the time of the distribution the value of the property to be distributed with respect to each of the Shares is more than the Excess Distribution Amount, then:

                                    (a) Gold shall first receive that portion of
                  the property to be distributed with respect to each of the Shares equal to the Excess Distribution Amount; and

                                    (b) The  Members  and  Assignees  shall next
                  receive in the aggregate, and shall divide amongst them in proportion to their Economic Interests, the balance.

                           5.1.3. If the Managing Members are at any time unable
         to agree upon the value of any property that is to be distributed by the Company, they shall submit the dispute to an independent nationally-recognized appraisal company selected jointly by them whose conclusion regarding the value of that property will be conclusive and binding on the Managing Members. In the event the Managing Members cannot agree on an appraisal company, they shall each appoint one independent nationally-recognized appraisal company and the two appointees must select a third independent nationally-recognized appraisal company, whose conclusion regarding the value of that property will be conclusive and binding on the Managing Members. Each Managing Member shall pay the fees and expenses of any appraisal company appointed by them, and shall share equally the fees and expenses of any appraisal company selected jointly by them or by appraisal companies appointed by them, as the case may be.

                  5.2. Limitations on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member or the holder of any Economic Interest on account of its Membership Interest or Economic Interest in the Company (as applicable) in violation of the Act.


                                   ARTICLE 6.
                    ALLOCATIONS OF NET PROFITS AND NET LOSSES

                  6.1. General Allocation of Net Profits and Losses. The Members intend that the Company be treated as a partnership, or equivalent pass-through entity, for federal, state and local income tax purposes. Net Profits and Net Losses shall be determined and allocated with respect to each fiscal year of the Company as of the end of such fiscal year.

                           6.1.1.  Net  Losses  shall  be  allocated  among  the
Members as follows:

                                    (a)  First,  to the  Members  with  positive
                  Adjusted Capital Account Balances (as defined below) in proportion to and to the extent thereof;

                                    (b) Second, to the Members who are allocated
                  a share of the Company's indebtedness pursuant to Code Section 752, in proportion to, and to the extent of, each Member's share of the indebtedness that funded the Net Loss being allocated pursuant to this priority (determined by assuming, once no Member's Adjusted Capital Account Balance is positive, the Net Losses of the Company are funded in inverse order of, and to the extent of, the Company's creditors' claims to the assets of the Company); and

                                    (c) Thereafter, sixty-three percent (63%) to
                  TCO and thirty-seven percent (37%) to Gold.

         For purposes of this Paragraph 6.1.1, a Member's Adjusted Capital Account Balance shall be equal to his or its Capital Account after making the following adjustments: (i) add the amount that the Member is obligated to restore or is deemed obligated to restore pursuant to Regulations Sections 1.704-2(g)(1) and 1.702-2(i)(5); and (ii) subtract such Member's share of the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

                  6.1.2. Net Profits shall be allocated as follows:

                                    (a) First,  to the Members in proportion to,
                  and to the extent of, any Net Losses allocated to them pursuant to Paragraph 6.1.1(c);

                                    (b) Second, to the Members in proportion to,
                  and to the extent of, any Net Losses allocated to them pursuant to Paragraph 6.1.1(b);

                                    (c) Third,  to the Members in proportion to,
                  and to the extent of, any Net Losses allocated to them pursuant to Paragraph 6.1.1(a); and

                                    (d)  Thereafter,  any gain  realized  by the
                  Company in connection with a distribution, tender or other disposition of the Shares shall be allocated as follows: (i) if the value of the Shares at the time of the disposition is $10.00 per Share or less, one hundred percent (100%) of the gain realized shall be allocated to Gold; and (ii) if the value of the Shares at the time of the disposition exceeds $10.00 per Share, then one hundred percent (100%) of the gain realized as if the Shares were disposed of for $10.00 per Share shall be allocated to Gold, and all remaining gain realized shall be allocated to the Members and Assignees in proportion to their Economic Interests.

                  6.2.     Tax-Related Provisions.

                           6.2.1. For any fiscal year during which any part of a Membership Interest or Economic Interest is transferred between the Members or to another Person, the portion of the Net Profits, Net Losses, and other items of income, gain, loss, deduction, and credit that are allocable with respect to such part of a Membership Interest or Economic Interest shall be apportioned between the transferor and the transferee under any method allowed pursuant to Section 706 of the Code and the applicable Regulations as determined by the Members.

                           6.2.2. In the event that the Code or any Regulations require allocations of items of income, gain, loss, deduction, or credit different from those set forth in this Article 6, the Managing Members are hereby authorized to make new allocations in reliance on the Code and such Regulations. Specifically, the Managing Members are authorized to take such steps as they, in their sole and absolute discretion, deem necessary or advisable in order to comply with the rules under Regulations ss.ss.1.704-1 and -2 dealing with "substantial economic effect" as it effects the allocation of income and loss and Regulations ss.1.704-1 dealing with differences between book and tax basis. No such new allocation shall give rise to any claim or cause of action by any Member. The Members shall be bound by the provisions of this Article 6 in reporting their shares of Net Profits, Net Losses, and other items of income, gain, loss, deduction, and credit for federal, state, and local income tax purposes.

                           6.2.3. Notwithstanding any other provisions of this Agreement, if a Member unexpectedly receives an adjustment, allocation, or distribution described in Regulations ss.1.704-1 (b)(2)(ii)(d)(4),
         (5), or (6), that Member will be allocated items of income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate any resulting deficit balance in that Member's capital account. This provision is intended to be a "qualified income offset" provision within the meaning of Regulations ss.1.704-1(b)(2)(ii)(d), and shall be construed and applied as such by the Members.


                                   ARTICLE 7.
                            GOVERNANCE AND OPERATIONS

                  7.1. Management. The Managing Members shall have management responsibility over all the affairs and business of the Company, in all respects and in all matters, and shall have complete discretion to make all decisions affecting the business and affairs of the Company, and to take all such actions they deem necessary or appropriate to accomplish the purposes and direct the affairs of the Company. Each such decision or action (including, without limitation, those permitted or required to be taken by the Managing Members under the terms of this Agreement) shall require the unanimous approval of the Managing Members, except as otherwise expressly provided. The Managing Members acting together shall have the power and authority to bind the Company, except and to the extent that such power is expressly delegated in writing to any other Person by agreement of the Managing Members. Any such delegation shall not cause either of the Managing Members to cease to be a Managing Member. No Member other than the Managing Members (a) have any right to vote on or consent to any other matter, act, decision, or document involving the Company or its business, or (b) take part in the day-to-day management, or the operation or control, of the business and affairs of the Company.

                  7.2. Transfer by Managing Members. If a Managing Member Transfers any part of its Voting Interest (other than a Transfer of less than all of its Voting Interest pursuant to Paragraph 8.1.1), it will automatically cease being a Managing Member, and the other Managing Member will become the sole Managing Member and will have sole management responsibility over all the affairs and business of the Company. If both Managing Members or any sole Managing Member Transfer all of their Voting Interests, management of the Company will be by all the Members, with decisions being made by Members holding two-thirds or more of the aggregate Voting Interests.

                  7.3.   Limitations   on   Authority   of   Managing   Members.
Notwithstanding any contrary provision of this Agreement, without the written consent of all Members, the Managing Members shall not have the authority to:

                           7.3.1. Do any act in  contravention of the Agreement;
         or

                           7.3.2. Knowingly perform any act that would subject any Member to liability for the debts, liabilities or obligations of the Company.

                  7.4. Reliance By Third Parties. Any Person dealing with the Company or the Managing Members may rely upon a certificate signed by the Managing Members as to:

                           7.4.1. the identity of the Managing Members or any Members of the Company;

                           7.4.2. the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Managing Members or in any other manner germane to the affairs of the Company;

                           7.4.3. the Persons who are authorized to execute and deliver any instrument or document for or on behalf of the Company; or

                           7.4.4. any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member.

                  7.5.     Compensation of Managing Members.

                           7.5.1. The Company shall pay the Managing Members compensation for services rendered in administering the Company. That compensation will be determined by the Managing Members and will be subject to approval of the Members holding two-thirds or more of the aggregate Voting Interests.

                           7.5.2. The Managing Members shall be entitled to reimbursement from the Company on an annual basis for all cash expenses approved by the Managing Members and incurred by the Managing Members on behalf of the Company.

                           7.6.    Records and Reports.

                                    7.6.1.  The Managing  Members shall cause to
         be kept, at the principal place of business of the Company, or at such other location as the Managing Members shall reasonably deem appropriate, full and proper ledgers, other books of account, and records of all receipts and disbursements, other financial activities, and the internal affairs of the Company for at least the current and past four fiscal years.

                                    7.6.2. The Managing Members shall also cause
         to be sent to each Member of the Company, the following:

                                           (a) within ninety (90) days following
                  the end of each fiscal year of the Company, a report that shall include all necessary information required by each Member for preparation of its federal, state, and local income or franchise tax or information returns, including each Member's pro rata share of Net Profits, Net Losses, and any other items of income, gain, loss, and deduction for such fiscal year; and

                                           (b) a copy of the Company's federal,
                  state, and local income tax or information returns for each fiscal year, concurrent with the filing of such returns.

                                    7.6.3.  Members  (personally  or  through an
         authorized representative) may, for purposes reasonably related to their Interests, examine and copy (at their own cost and expense) the books and records of the Company at all reasonable business hours.

                                    7.6.4.  Members  shall  be  entitled  to all
         rights to which they are entitled with regard to Information and Inspection Rights under the Act.

                           7.7. Indemnification and Liability of the Members and Others.

                                    7.7.1.  The Company shall indemnify and hold
         harmless each Member, and all officers, directors, managing directors, principals, employees, and agents of the Company (individually, an "Indemnitee") to the full extent permitted by law from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits, or proceedings, civil, criminal, administrative, or investigative, in which the Indemnitee may be involved, or threatened to be involved as a party or otherwise, relating to the performance or nonperformance of any act concerning the activities of the Company, characterized as active or passive negligence or otherwise, if (a) the act or failure to act of that Indemnitee was in good faith and in a manner it believed to be in, or not contrary to, the best interests of the Company, and (b) the conduct of that Indemnitee did not constitute gross negligence or willful misconduct. Such acts concerning the Company include acts related to positions assumed by an Indemnitee, with the approval of the Company, as a director, officer, or other fiduciary of an entity in which the Company has an interest, to the extent not otherwise paid for under indemnification or insurance. The termination of an action, suit, or proceeding by judgment, order, settlement, or upon a plea of nolo contendere or its equivalent, shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified above.

                                    7.7.2. Expenses incurred by an Indemnitee in
         defending any claim, demand, action, suit, or proceeding subject to this Paragraph 7.7 shall be advanced by the Company prior to the final disposition of such claim, demand, action, suit, or proceeding and at times and in a manner to pay the expenses as they are reasonably billed.

                                    7.7.3.    Any    indemnification    provided
         hereunder shall be satisfied solely out of the assets of the Company, as an expense of the Company. No Member shall be subject to personal liability by reason of these indemnification provisions. Any rights to indemnification hereunder shall survive the termination or reorganization of the Company, and upon any such event, sufficient assets shall be set aside in an amount and manner so as reasonably to provide for claims and potential claims under this Paragraph 7.7.

                                    7.7.4.  The provisions of this Paragraph 7.7
         are for the benefit of the Indemnitees and shall not be deemed to create any rights for the benefit of any other Person. The rights of Indemnitees under this Paragraph 7.7 shall survive and continue after the termination of the relationship with the Company giving rise to the rights, as to acts performed or not performed before the termination.

                                    7.7.5. Neither any Member nor its Affiliates
         nor the officers, directors, managing directors, principals, employees, or agents of the Company shall be liable to the Company or to a Member for any losses sustained or liabilities incurred as a result of any act or omission of any such Person if, whether characterized as active or passive negligence or otherwise, (a) the act or failure to act of such Person was in good faith and in a manner it believed to be in, or not contrary to, the best interests of the Company, and (b) the conduct of such Person did not constitute gross negligence or willful misconduct.

                                    7.7.6. To the extent that any Member, or any
         officer, director, managing director, principal, employee, or agent of any Member (each, a "Responsible Party") has, at law or in equity, duties (including, without limitation, fiduciary duties) to the Company, any Member or other Person bound by the terms of this Agreement, such Responsible Parties acting in accordance with this Agreement shall not be liable to the Company, any Member, or any such other Person for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties of a Responsible Party otherwise existing at law or in equity, are agreed by all parties hereto to replace such other duties to the greatest extent permitted under applicable law.

                                    7.7.7.   Whenever  a  Responsible  Party  is
         required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing: (a) in its discretion, under a similar grant of authority or latitude, or without an express standard of behavior (including, without limitation, standards such as "reasonable" or "good faith"), then such Responsible Party shall be entitled to consider only such interests and factors, including its own, as it desires, and shall have no duty or obligation to consider any other interests or factors whatsoever, or (b) with an express standard of behavior (including, without limitation, standards such as "reasonable" or "good faith"), then such Responsible Party shall comply with such express standard but shall not be subject to any other, different, or additional standard imposed by this Agreement or otherwise applicable law.

                  7.8 Other Activities. The Members may engage or invest in, and devote their time to, any other business venture or activity of any nature and description (independently or with others), whether or not such other activity may be deemed or construed to be in competition with the Company. Neither the Company nor any other Member shall have any right by virtue of this Agreement or the relationship created hereby in or to such other venture or activity of any Member (or to the income or proceeds derived therefrom), and the pursuit thereof, even if competitive with the business of the Company, shall not be deemed wrongful or improper.


                                   ARTICLE 8.
                      INTERESTS AND TRANSFERS OF INTERESTS

                  8.1.     Transfers.

                           8.1.1. Without the consent of the Managing Members or any other Member, a Member may Transfer all or any portion of its Membership or Economic Interest, and an Assignee may transfer all or any portion of its Economic Interest, to a member of the Member's Immediate Family for estate planning purposes, to a bona fide charity (only with respect to all or any portion of the Economic Interest of a Member or Assignee), to an Affiliate, to its partners (general or limited), members or stockholders, or to any other Member.

                           8.1.2. Subject to Paragraph 8.1.1, any Member seeking to Transfer all or any portion of its Economic Interest to any Person must obtain the prior written consent of the Managing Members, which the Managing Members may not unreasonably withhold. Any Member that Transfers all of its Economic Interest but retains all or part of its Voting Interest will remain a Member, and any Person who is a transferee of all or part of one or more Members' Economic Interest but is not a transferee of any part of any Member's Voting Interest will be considered an Assignee. Assignees shall only receive, to the extent Transferred, the distributions and allocations of income, gain, loss, deduction, credit, or similar item to which the Member which Transferred its Interest would be entitled, and (b) such Assignee shall not be entitled or enabled to exercise any other rights or powers of a Member, such other rights remaining with the transferring Member. In such a case, the transferring Member shall remain a Member even if he has Transferred his entire Economic Interest in the Company to one or more Assignees. In the event any Assignee desires to make a further assignment of any Economic Interest in the Company, such Assignee shall be subject to all of the provisions of this Agreement to the same extent and in the same manner as any Member desiring to make such an assignment.

                           8.1.3.  Subject to Paragraph  8.1.1,  Transfer by any
         Member of all or any part of its Voting Interest requires the prior written consent of the Managing Members, which the Managing Members may withhold or grant in their sole discretion. Any Member seeking to Transfer all or any portion of its Voting Interest to any Person must send written notice to the Managing Members setting forth the name and address of the proposed transferee, the Voting Interest proposed to be transferred, the effective date of the proposed Transfer, information concerning the proposed transferee's financial capacities and investment experience, and a copy of any instrument of Transfer and the proposed transferee's written consent to be bound by this Agreement, each in a form reasonably satisfactory to the Managing Members.

                           8.1.4. Upon due Transfer by any Member of all or any part of its Voting Interest, the transferee will be considered a Substitute Member, and bound by this Agreement. Upon due Transfer by any Member of all of its Voting Interest, that Member will cease to be a Member.

                           8.1.5. Upon Transfer by a Member of all or any part of its Voting Interest or Economic Interest, or both, Exhibit "A" will be amended to reflect the name, address, and Voting and Economic Interests of the Substitute Member or Assignee that is the transferee, and to alter the Voting Interest or Economic Interest of the transferring Member or to eliminate the transferring Member, as applicable.

                  8.2. Further Restrictions. Any Transfer shall be null and void if:

                                    (a)  such Transfer would cause a termination
                  of the Company for federal, state or local, if applicable, income tax purposes;

                                    (b) such Transfer  would,  in the opinion of
                  counsel to the Company, cause the Company to cease to be classified as a partnership for federal or state income tax purposes;

                                    (c) such Transfer  requires the registration
                  of such Transferred Interest pursuant to any applicable federal or state securities laws;

                                    (d) such  Transfer  causes  the  Company  to
                  become a "Publicly Traded Partnership," as such term is defined in Section 7704 of the Code;

                                    (e) such  Transfer  subjects  the Company to
                  regulation under the Investment Company Act of 1940, the Investment Advisers Act of 1940 or the Employee Retirement Income Security Act of 1974, each as amended;

                                    (f) such Transfer results in a violation of
                  applicable laws;

                                    (g) such  Transfer is made to any Person who
                  lacks the legal right, power, or capacity to own such Interest; or

                                    (h) it is in any  manner  not in  accordance
                  with this Agreement.

                  8.3. Conversion of Membership Interest. Upon the Incapacity of a Member, such Incapacitated Member's Membership Interest shall automatically be converted to an Economic Interest only, and such Incapacitated Member (or its executor, administrator, trustee, or receiver, as applicable) shall thereafter be deemed an Assignee for all purposes hereunder, with the same Economic Interest as was held by such Incapacitated Member prior to its Incapacity, but without any other rights of a Member.


                                   ARTICLE 9.
         DISSOLUTION, LIQUIDATION AND TERMINATION OF THE COMPANY

                  9.1. Limitations. The Company may be dissolved, liquidated and terminated only pursuant to the provisions of this Article 9, and the parties hereto do hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company Assets.

                  9.2. Exclusive Causes. Notwithstanding the Act, the following and only the following events shall cause the Company to be dissolved, liquidated and terminated:

                                    (a) The occurrence of a Terminating Capital
                  Transaction;

                                    (b)  A  court  of   competent   jurisdiction
                  decrees a dissolution of the Company pursuant to an action duly filed by a Member under the Act because, inter alia, it is reasonably necessary to dissolve the Company in order to protect the rights or interests of the complaining members;

                                    (c) The  unanimous  written  consent  of the
                  Managing Members (or, if there remain no Managing Members, the written consent of Members holding two-thirds or more of the aggregate Voting Interests);

                                    (d) Distribution of  the  Shares pursuant to
                  Paragraph 9.3; or

                                    (e) Judicial dissolution.

Any dissolution of the Company other than as provided in this Paragraph 9.2 shall be a dissolution in contravention of this Agreement.

                  9.3. Distribution of Shares. Subject to Paragraph 9.6, the Company shall promptly distribute the Shares (by delivery of proper share certificates therefor) as provided in Paragraph 9.4 within 15 days of the occurrence of any of the following:

                           9.3.1. the average closing price of PSI common stock, as reported by the principal stock exchange (including Nasdaq) on which PSI common stock is then listed, is less than $25.00 per share (adjusted for any stock dividends, stock splits, distributions, combinations or reclassifications of any kind) during the 60-day period commencing on the third anniversary of the date of this Agreement, and within 15 days after the end of that 60-day period either Managing Member requests that the Shares be distributed;

                           9.3.2. unless the Managing Members unanimously agree otherwise, the fifth anniversary of the date of this Agreement;

                           9.3.3. prior to the earlier of (i) January 1, 2001 and (ii) preparation and delivery of the items listed under the heading "Reports" in the Business Plan, Michael E. Tennenbaum is Incapacitated or otherwise ceases to be a Managing Member of TCO and Gold promptly requests in writing that the Shares be distributed; or

                           9.3.4. prior to September 1, 2002, the Original Purchasers owning in the aggregate fewer than 250,000 shares of outstanding PSI common stock (adjusted for any stock dividends, stock splits, distributions, combinations or reclassifications of any kind) and Gold promptly requests in writing that the Shares be distributed.

                  9.4. Allocation of Shares Upon Distribution. Subject to Paragraph 9.6, any distribution of Shares pursuant to Paragraph 9.3 shall be in accordance with the relative Economic Interests of the Members and Assignees at the time of the distribution as follows:

                           9.4.1. If at the time of the distribution the value of each of the Shares (as determined in accordance with Paragraph 9.4.3) is less than or equal to the Excess Distribution Amount, then all of the Shares shall be distributed to Gold.

                           9.4.2. If at the time of the distribution the value of each of the Shares exceeds the Excess Distribution Amount, then:

                                    (a) Gold shall receive that number of Shares
                  (rounded to the nearest whole number) equal to (i) the aggregate number of Shares multiplied by the sum of the Excess Distribution Amount plus 37% of the amount by which the value per Share exceeds the Excess Distribution Amount divided by
                  (ii) the price per Share; and

                                    (b) The other  Members and  Assignees  shall
                  receive in the aggregate, and shall divide amongst them in proportion to their Economic Interests, the remaining number of Shares.

                           9.4.3. For purposes of determining the value of the Shares at the time of any distribution, tender or other disposition of the Shares, the value per Share shall be deemed to equal the average closing price of the PSI common stock, as reported by the principal stock exchange (including Nasdaq) on which the common stock is then listed, during the 30-day period ending on the last trading day immediately preceding the date of the distribution, tender or other disposition.

                  9.5. Examples. Set forth in Exhibit "C" attached hereto are examples of the manner in which Paragraphs 5.1, 5.2, 9.4.1 and 9.4.2 operate.

                  9.6. Monetization. Upon the request of Gold at any time or from time to time (but in no event more often than three times in any twelve-month period), the other Members shall use their reasonable good faith efforts to monetize Gold's Economic Interest at the highest value then available by any method that is not inconsistent with the interests of the other Members; provided that Gold shall be under no obligation to accept such monetization unless such value is deemed satisfactory to Gold in his sole discretion.

                  9.7. Effect of Dissolution. The dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until it has been wound up and its assets have been distributed as provided in Paragraph 9.9 of this Agreement. Notwithstanding the dissolution of the Company, prior to the termination of the Company, the business of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement.

                  9.8. No Capital Contribution Upon Dissolution. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, its Capital Contribution thereto, its Capital Account, and its share of Net Profits or Net Losses, and shall have no recourse therefor (upon dissolution or otherwise) against any other Member. Accordingly, if any Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which the liquidation occurs), then such Member shall have no obligation to make any Capital Contribution with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

                  9.9. Liquidation. Upon dissolution of the Company, the Managing Members shall, subject to Paragraph 9.10, liquidate the assets of the Company, and after allocating (pursuant to Article 6) all income, gain, loss and deductions resulting therefrom, shall apply and distribute the proceeds thereof as follows:

                           9.9.1. First, to the payment of the obligations of the Company (including without limitation any outstanding loans from Members), to the expenses of liquidation, and to the setting up of any Reserves for contingencies which the Managing Members may consider necessary.

                           9.9.2. Thereafter, to the Members and Assignees in accordance with their respective Economic Interests as provided in Paragraph 9.4.

                  9.10. Expenses. The Members shall, in proportion to their respective Voting Interests, reimburse the Company for obligations of the Company owed, expenses incurred or Reserves established in connection with liquidation of the Company. The amount of those obligations, expenses and Reserves for which any Member is responsible will be deducted from that Member's share of any distribution upon liquidation. If any Member's share of any distribution upon liquidation is not sufficient to cover the obligations, expenses and Reserves for which that Member is responsible, that Member shall pay the shortfall to the Company.


                                   ARTICLE 10.
                                  MISCELLANEOUS

                  10.1.  Amendments.

                           10.1.1. Each Additional Member and Substitute Member shall become a signatory hereto by signing such number of counterpart signature pages to this Agreement, and such other instruments, in such manner, as the Managing Members shall determine. By so signing, each Additional Member and Substitute Member, as the case may be, shall be deemed to have adopted and to have agreed to be bound by all of the provisions of this Agreement.

                           10.1.2. The Managing Members may amend this Agreement at any time, except that any amendment that would adversely affect the right of Non-Managing

         Members to receive distributions from the Company must be unanimously approved by the Non-Managing Members.

                           10.1.3. In making any amendments, the Managing Members shall prepare and file such documents and certificates as may be required under the Act and under the laws of any other jurisdiction applicable to the Company.

                  10.2. Accounting and Fiscal Year. Subject to Code Section 448, the books of the Company shall be kept on such method of accounting for tax and financial reporting purposes as may be determined by the Managing Members. The fiscal year of the Company shall end on December 31 of each year, or on such other date permitted under the Code as the Managing Members shall determine.

                  10.3. Meetings. At any time, and from time to time, either Managing Member may, but shall not be required to, call meetings of the Members. Written notice of any such meeting shall be given to all Members not less than two (2) nor more than forty-five (45) days prior to the date of such meeting. Each meeting of the Members shall be conducted by the Managing Members or any designee thereof. Each Member may authorize any other Person (whether or not such other Person is a Member) to act for it or on its behalf on all matters in which the Member is entitled to participate. Each proxy must be signed by the Member or such Member's attorney-in-fact. All other provisions governing, or otherwise relating to, the holding of meetings of the Members, shall from time to time be established in the sole discretion of the Managing Members.

                  10.4.  Entire  Agreement.  This  Agreement  and  the  Purchase
Agreement constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and fully supersede any and all prior or contemporaneous agreements or understandings between the parties hereto pertaining to the subject matter hereof.

                  10.5. Further Assurances. Each of the parties hereto does hereby covenant and agree on behalf of itself, its successors, and its assigns, without further consideration, to prepare, execute, acknowledge, file, record, publish, and deliver such other instruments, documents and statements, and to take such other action as may be required by law or reasonably necessary to effectively carry out the purposes of this Agreement.

                  10.6. Notices. Any notice, consent, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be (a) delivered personally to the Person or to an officer of the Person to whom the same is directed, or (b) sent by facsimile or registered or certified mail, return receipt requested, postage prepaid, addressed as follows: if to the Company, to the Company at the address set forth in Paragraph 1.3 hereof, or to such other address as the Company may from time to time specify by notice to the Members; if to a Member, to such Member at the address set forth in Exhibit "A" or to such other address as such Member may from time to time specify by notice to the Company. Any such notice shall be deemed to be delivered, given and received for all purposes as of: (i) the date so delivered, if delivered personally, (ii) upon receipt, if sent by facsimile, or (iii) on the date of receipt or refusal indicated on the return receipt, if sent by registered or certified mail, return receipt requested, postage and charges prepaid and properly addressed.

                  10.7. Tax Matters.

                           10.7.1. Gold shall operate as "Tax Matters Partner" (as defined in Code Section 6231), to oversee or handle matters relating to the taxation of the Company; provided that at such time as Gold shall no longer serve as a Managing Member, TCO shall replace Gold as Tax Matters Partner.

                           10.7.2. The Tax Matters Partner may make all elections for federal income and all other tax purposes (including, without limitation, pursuant to Section 754 of the Code). Notwithstanding the foregoing, the Tax Matters Partner shall promptly provide notice to the other Members of any action which it intends to take relating to the taxation of the Company or to any Member's Interest in the Company (including, without limitation, with respect to elections for federal income or any other tax purposes), and shall not take any such action without the prior written consent of the Members holding two-thirds or more of the aggregate Voting Interests (or, in the case of any action which only relates to one or more Members' Interest in the Company, the prior written consent of the Members holding two-thirds or more of the aggregate Voting Interests held by such Members). The Members shall cooperate in all reasonable respects in connection with any audit, litigation or other proceeding with respect to the taxation of the Company. Such cooperation shall include promptly providing the other Members a copy of any correspondence or notice from any tax authority with respect to the taxation of the Company, signing any tax returns, claims or other documents necessary to settle any tax controversy or refund claim for any tax period, and the retention and (upon the Company's request) the provision of records and information which are reasonably relevant to any such tax return preparation and filing, audit, litigation or other proceeding. The Members agree to retain all books and records with respect to tax matters pertinent to the Company until the expiration of the applicable statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.

                           10.7.3. Income tax returns of the Company shall be prepared by such certified public accountant(s) as the Managing Members shall retain at the expense of the Company.

                  10.8. Arbitration. Any unresolved dispute, controversy or claim arising out of this Agreement or the performance, breach or termination thereof shall be settled by final and binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The place of arbitration shall be Denver, Colorado. The arbitration shall be conducted by a neutral arbitrator selected by mutual agreement of the parties within fifteen
(15) days after any party delivers a written Demand for Arbitration to another party. If the parties fail to agree within fifteen (15) days on the selection of the arbitrator, an arbitrator shall be promptly appointed by the American Arbitration Association from its Large, Complex Case Panel. Judgment upon the award rendered may be entered in any court having jurisdiction.

The arbitrator shall be entitled to award any appropriate remedy including, but not limited to, monetary damages, specific performance, and all other forms of legal and equitable relief; provided, however, that the arbitrator shall not be entitled to award punitive damages and shall not reform, modify or materially change this Agreement. Each party shall have the right to conduct the following discovery: one-time service of up to twenty-five (25) document requests upon the other party with receipt of all responsive documents within thirty (30) days; exchange of witness lists identifying any witnesses the party intends to call at the arbitration hearing and any other Persons with material information about the dispute, including a brief description of each identified Person's knowledge; the taking of depositions of any fact (non-expert) witnesses (provided the total time for all of each party's depositions of fact witnesses shall not exceed seven eight-hour days, including breaks); and the designation of up to three expert witnesses per party, with the right to depose the opposing party's experts (provided the total time for all of each party's depositions of expert witnesses shall not exceed two eight-hour days, including breaks). As part of the award, the arbitrator shall award to the prevailing party all costs of arbitration including, but not limited to, reasonable attorneys' fees. All information resulting from or otherwise pertaining to any dispute shall be nonpublic and handled by the parties and their respective representatives and agents in such a way as to prevent the public disclosure of such information.

                  10.9. Governing Law. This Agreement, including its existence, validity, construction, and operating effect, and the rights of each of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to otherwise governing principles of conflicts of law.

                  10.10. Construction. This Agreement shall be construed as if all parties prepared this Agreement.

                  10.11. Captions - Pronouns. Any titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the text of this Agreement. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural as appropriate.

                  10.12. Binding Effect. Except as otherwise expressly provided herein, this Agreement shall be binding on and inure to the benefit of the Members, their heirs, executors, administrators, successors, and all other Persons hereafter holding, having, or receiving an interest in the Company, whether as Assignees, Substitute Members, or otherwise.

                  10.13. Severability. In the event that any provision of this Agreement as applied to any party or to any circumstance, shall be adjudged by a court to be void, unenforceable, or inoperative as a matter of law, then the same shall in no way affect any other provision in this Agreement, the application of such provision in any other circumstance or with respect to any other party, or the validity or enforceability of the Agreement as a whole. Also, if part of any provision or clause shall be duly adjudged by any court or panel to be void, unenforceable, or inoperative to any extent, the part or parts not so adjudged shall be effective to the maximum possible extent.

                  10.14. Counterparts. This Agreement may be executed in any number of multiple counterparts, each of which shall be deemed to be an original copy and all of which shall constitute one agreement, binding on all parties hereto.

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.



                                    MEMBERS:

                                    /s/ Michael E. Tennenbaum, Managing Member
                                    ------------------------------------------
                                    Tennenbaum & Co., LLC


                                    /s/ Mark K. Holdsworth
                                    ------------------------------------------
                                    Mark K. Holdsworth


                                    /s/ Howard K. Levkowitz
                                    ------------------------------------------
                                    Howard K. Levkowitz


                                    /s/ Matthew L. Gold
                                    ------------------------------------------
                                    Matthew L. Gold

                                   EXHIBIT "A"
                           MEMBERS, CONTRIBUTIONS, AND
                          VOTING AND ECONOMIC INTERESTS

----------------------------------------------------------------------------------------------------------
                 1                          2                      3                      4
              Members                    Initial            Voting Interest       Economic Interest
                                       Contribution
----------------------------------------------------------------------------------------------------------
Tennenbaum & Co., LLC                       $0                    50%                   47.9%
11100 Santa Monica
Boulevard, Suite 210, Los
Angeles, CA 90025

----------------------------------------------------------------------------------------------------------
Mark K. Holdsworth                          $0                    0%                    9.1%
141 South Citrus Avenue
Los Angeles, CA 90036
----------------------------------------------------------------------------------------------------------
Howard M. Levkowitz                         $0                    0%                    6.0%
1918 Roxbury Drive
Los Angeles, CA 90035
----------------------------------------------------------------------------------------------------------
Matthew L. Gold                 1,026,908 shares                  50%                    37%
P.O. Box 142                    of PSI common
Granby, CO  80446               stock ("Shares").
                                Contribution credit
                                = $6,161,448.
----------------------------------------------------------------------------------------------------------

                                   EXHIBIT "B"
                                  BUSINESS PLAN

                                   [Omitted]

                                   EXHIBIT "C"
                            EXAMPLES OF DISTRIBUTION
                           PROVISIONS OF LLC AGREEMENT


I.       Paragraph 5.1.2

         A.       No distributions previously made
                           Gold Distribution Amount = 0
                           Excess Distribution Amount = $10.00

                  First $10.00 of distributions paid to Gold, excess is split 37%to Gold/63% to TCO

         B. Distribution of $2.00 per share made on 1/3/00 and all paid to Gold as provided in Item A above

                  - Proposed distribution of $4.00 per share to be made on 7/1/00

                           Gold Distribution Amount = $2.00 Excess Distribution Amount = $8.00 (10 - 2)

                  All of proposed distribution paid to Gold

         C. Distribution of $2.00 per share made on 1/3/00 and all paid to Gold as provided in Item A above

                  Distribution of $4.00 per share made on 7/1/00 and all paid to Gold as provided in Item B above

                  - Proposed distribution of $6.00 per share to be made on 12/1/00

                           Gold Distribution Amount = $6.00 (2 + 4)
                           Excess Distribution Amount = $4.00 (10 - 6)

                  First $4.00 of distribution paid to Gold, excess is split 37%to Gold/63% to TCO

II.      Paragraph 9.4

         A.       Distribution  proposed  7/1/03
                  No prior  distributions  under Paragraph 5.1
                  Share Value = $20.00 per share Gold Distribution
                  Amount  =  0  Excess   Distribution  Amount  =  $10.00  Assume
                  1,000,000 shares subject to Agreement

                  Calculation:

                  Gold =   1,000,000 x  $10.00 (EDA) + $3.70 (37% of 20 - 10)
                                        --------------------
                                             $20.00   = 685,000 or ($13,700,000)

                  Balance of 315,000 shares ($6,300,000) paid to TCO

         B.       Distribution proposed 7/1/03
                  Prior distribution of $5.00 per share under Paragraph 5.1 Share Value = $15.00 per share
                  Gold Distribution Amount = $5.00
                  Excess Distribution Amount (10 - 5) = $5.00
                  Assume 1,000,000 shares subject to Agreement

                  Calculation:

                  Gold =     1,000,000 x  $5.00 (EDA) + $3.70 (37% of 15 - 5)
                                          -------------------
                                              $15.00  = 580,000 or ($8,700,000)


                  Gold has received $5,000,000 under Paragraph 5.1 and is receiving another $8,700,000 in shares

                  Balance of 420,000 shares (worth $6,300,000) paid to TCO

The distribution provisions set forth in this Agreement (as illustrated above) shall govern any and all distributions of the Shares and other assets under this Agreement, irrespective of any tax allocation provisions under Article 6 or otherwise which may be construed to apply.